Man Group USA Inc.
Two World Financial Center, 27th Floor
New York, NY 10281-2700
Tel +1 212 566 9000
Fax +1 212 566 9418
www.mangroupplc.com

02049108

July 30, 2002

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SEC MAIL PROCESSING RECEIVED AUG 05 2002 WASH. D.C. 165 SECTION

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of the Listing Particulars filed in connection with the recent acquisition of RMF Investment. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

v\mb\ltr\Sec12.doc

dlw 8/07

A copy of this document, which comprises listing particulars prepared in accordance with the listing rules made under section 74(4) of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act.

The Directors of Man Group plc, whose names appear on page 65 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Subject to certain exceptions, this document should not be forwarded or transmitted in or into the United States, Canada, Australia, the Republic of Ireland or Japan or their respective territories (the "Excluded Territories"). Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

Applications have been made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that such admission will take place, and that dealings in the New Ordinary Shares will commence, on 30 May 2002.

Man Group plc

(Incorporated and registered in England and Wales under the Companies Act 1985 with registered no. 2921462)

Acquisition of RMF Investment Group

Issue of 43,621,216 New Ordinary Shares including a Placing of 20,300,000 new Ordinary Shares at 900p per share underwritten by Merrill Lynch

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The New Ordinary Shares will carry the right to receive all dividends and distributions declared, made or paid on or in respect of the issued Ordinary Shares after Admission will be identical to and will rank *pari passu* in all respects with the other issued Ordinary Shares in Man Group plc.

This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for Ordinary Shares in any jurisdiction in which such offer or solicitation is unlawful. None of the new Ordinary Shares have been, or will be, registered under the Securities Act, or under the applicable securities laws of any state of the United States and they may not, subject to certain exceptions, be offered or sold, directly or indirectly, within the United States.

Merrill Lynch is acting for Man Group plc in connection with the Acquisition and the Placing and is not acting for any person other than Man Group plc and will not be responsible to any person other than Man Group plc for providing the protections afforded to its clients or for providing advice to any other person in connection with the Acquisition, the Placing or any matter referred to herein.

A copy of this document, which comprises listing particulars prepared in accordance with the listing rules made under section 74(4) of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act.

The Directors of Man Group plc, whose names appear on page 65 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Subject to certain exceptions, this document should not be forwarded or transmitted in or into the United States, Canada, Australia, the Republic of Ireland or Japan or their respective territories (the "Excluded Territories"). Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

Applications have been made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that such admission will take place, and that dealings in the New Ordinary Shares will commence, on 30 May 2002.

Man Group plc

(Incorporated and registered in England and Wales under the Companies Act 1985 with registered no. 2921462)

Acquisition of RMF Investment Group

Issue of 43,621,216 New Ordinary Shares including a Placing of 20,300,000 new Ordinary Shares at 900p per share underwritten by Merrill Lynch

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The New Ordinary Shares will carry the right to receive all dividends and distributions declared, made or paid on or in respect of the issued Ordinary Shares after Admission will be identical to and will rank *pari passu* in all respects with the other issued Ordinary Shares in Man Group plc.

This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for Ordinary Shares in any jurisdiction in which such offer or solicitation is unlawful. None of the new Ordinary Shares have been, or will be, registered under the Securities Act, or under the applicable securities laws of any state of the United States and they may not, subject to certain exceptions, be offered or sold, directly or indirectly, within the United States.

Merrill Lynch is acting for Man Group plc in connection with the Acquisition and the Placing and is not acting for any person other than Man Group plc and will not be responsible to any person other than Man Group plc for providing the protections afforded to its clients or for providing advice to any other person in connection with the Acquisition, the Placing or any matter referred to herein.

Contents

Expected Timetable

Expected completion of the Acquisition and Admission and commencement of dealings in New Ordinary Shares	30 May 2002
Expected date for crediting CREST accounts	30 May 2002

Definitions

The following definitions apply throughout this document unless the context requires otherwise:

"Acquisition"	The conditional acquisition of RMF on the basis set out in this document and the Acquisition Agreement
"Acquisition Agreement"	The conditional agreement for the acquisition of RMF described in paragraphs 14.9 to 14.16 of Part V of this document
"Admission"	The admission to listing on the Official List of the New Ordinary Shares becoming effective in accordance with the Listing Rules and the admission to trading on the London Stock Exchange's market for listed securities of the New Ordinary Shares becoming effective in accordance with the Standards
"Board"	The board of Directors of the Company
"Company" or "Man"	Man Group plc
"Consideration Shares"	Those new Ordinary Shares to be issued to the Vendors pursuant to the Acquisition Agreement
"CREST"	The relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)) for paperless settlement of share transfers and the holding of shares in uncertificated form which is administered by CRESTCo Limited
"Directors"	The directors of the Company, whose names appear on page 65 of this document
"Employee Share Schemes"	The Man Group Long Term Incentive Plan (also known as the Man Group Performance Share Plan), the Man Group Executive Share Option Scheme 2001, the Man Group Sharesave Scheme, the Man Group plc United States Employee Stock Purchase Plan, the Man Group Post-Tax Co-Investment Plan, the Man Group Pre-Tax Co-Investment Plan, the Man Group Assisted Purchase Scheme and the Man Corporate Services (Ireland) Employee Share Acquisition Scheme
"Enlarged Group" or "Combined Group"	The Group as enlarged by the Acquisition
"Final Dividend"	The final dividend of 13.1p per Ordinary Share to be declared in respect of the financial year ended 31 March 2002
"Group" or "Man Group"	The Company and its subsidiaries and subsidiary undertakings as at the date of this document
"Issue Price"	900p per Placing Share
"Listing Rules"	The rules and regulations made by the UKLA under Part VI of the Financial Services and Markets Act 2000 as amended from time to time
"London Stock Exchange"	London Stock Exchange plc
"Merrill Lynch"	Merrill Lynch International
"New Ordinary Shares"	The Placing Shares and the Consideration Shares
"Official List"	The Official List of the UKLA
"Ordinary Shares"	Ordinary shares of 10p each in the capital of the Company

"Placing"	The placing by Merrill Lynch of the Placing Shares on behalf of the Company pursuant to the Placing Agreement
"Placing Agreement"	The conditional agreement relating to the Placing described in paragraphs 14.17 and 14.18 of Part V of this document
"Placing Shares"	20,300,000 new Ordinary Shares which have been conditionally placed by Merrill Lynch pursuant to the Placing Agreement
"RMF"	RMF Investment Group or its business, as the case may be
"Securities Act"	The US Securities Act of 1933
"Shareholder(s)"	Holder(s) of Ordinary Shares of the Company
"Share Option Schemes"	The Man Group Executive Share Option Scheme 2001, the Man Group Sharesave Scheme and the Man Group plc United States Employee Stock Purchase Plan
"Standards"	The "Admission and Disclosure Standards" of the London Stock Exchange
"Sugar Australia"	Man's 25 per cent interest in the refined sugar joint venture known as Sugar Australia and New Zealand Sugar Company
"UKLA"	The Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of the Financial Services and Markets Act 2000 and in the exercise of its functions in respect of the admission of securities to the Official List otherwise than in accordance with Part IV of the Financial Services and Markets Act 2000
"United Kingdom" or "UK"	The United Kingdom of Great Britain and Northern Ireland
"United States" or "US" or "USA"	The United States of America, its territories and possessions, any State of the United States and the District of Columbia
"Vendors"	The shareholders of RMF who are selling their shares in RMF to the Company

In this document, (i) words denoting any gender include all genders (unless the context otherwise requires); and (ii) references to "$" are to US dollars, the lawful currency of the US, "£" are to pounds sterling, the lawful currency of the UK and references to "CHF" are to Swiss Francs, the lawful currency of Switzerland. In Parts I, II and III the exchange rate used for comparative figures is the noon buying rate in the City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On 22 May 2002 (being the last practicable date prior to the publication of this document) the rate at which US dollars could be purchased with pounds sterling was: £1.00 : $1.4589. The Swiss Franc amounts have been translated to pounds sterling using the average rate of CHF 2.5572 : £1.00 for 2000 and CHF 2.4301 : £1.00 for 2001 for the profit and loss account amounts and the year end rate of CHF 2.4207 : £1.00 for 2000 and CHF 2.4164 : £1.00 for 2001 for balance sheet amounts.

Part I

Key information

Introduction

The Company announced on 23 May 2002 the proposed acquisition of RMF for consideration of $833 million in cash and shares (£571 million; CHF 1,313 million) and an associated placing, underwritten by Merrill Lynch, to raise net proceeds of $260 million (£178 million) to fund part of the cash element of the consideration. The Directors believe that the acquisition of RMF will make the Enlarged Group the largest asset manager by funds under management in the alternative investments market (excluding real estate and private equity), able to offer a comprehensive range of multi-style, multi-manager products. The Acquisition provides the Combined Group with a broadened range of money management expertise, greater depth of structuring skills and a leading presence in the institutional sector of this market.

20,300,000 new Ordinary Shares are being issued pursuant to the Placing and have been placed at the Issue Price with institutional and certain other investors. The Placing has been fully underwritten by Merrill Lynch. Applications have been made to the UKLA and to the London Stock Exchange for the admission of all the New Ordinary Shares to (i) listing on the Official List; and (ii) trading on the London Stock Exchange's market for listed securities. It is expected that Admission will take place, and that dealings in the New Ordinary Shares will commence, on 30 May 2002.

The Placing is conditional, *inter alia*, upon:

(i) the Acquisition Agreement becoming unconditional (save for the satisfaction of consideration due to the Vendors);

(ii) the obligations of Merrill Lynch under the Placing Agreement becoming unconditional by no later than 30 May 2002 (or such later date, being no later than 5 June 2002, as the Company and Merrill Lynch may agree) and that agreement not having been terminated in accordance with its terms; and

(iii) Admission.

Information on Man

Man is a leading global provider of alternative investment products and one of the world's leading futures and options brokers. The Group employs over 1,500 people in 13 countries, with key centres in London, Switzerland, New York, Chicago, Paris, Sydney and Singapore.

In the preliminary results for the year to 31 March 2002 announced on 23 May, the Group reported profit before tax of £193.1 million and diluted underlying earnings per share of 45.7p, representing growth of 21 per cent and 50 per cent respectively over the previous financial year. This included contributions to profit before tax and goodwill amortisation of £117.6 million from management fees, £55.2 million from performance fees and £38.3 million from brokerage operations. Further financial information on the Group is set out in Part IV of this document.

The Group has two principal businesses: Man Investment Products and Man Financial. Man's asset management division, Man Investment Products, is a world leader in the fast growing field of alternative investment products where it has a powerful market presence and a strategic position in providing structured hedge fund products. Man is able to use its sophisticated risk management capabilities in product structuring and disciplined manager selection. Man has an investment management track record dating back to 1983 and now provides a wide range of fund styles together with worldwide distribution to private clients and institutional investors.

As at 31 March 2002, assets under management totalled $10.7 billion (£7.3 billion), including $4.1 billion (£2.8 billion) managed by Man-AHL, a managed futures manager, and $4.6 billion (£3.2 billion) managed by Man-Glenwood, a US-based fund of hedge funds. In addition, a further $2.0 billion (£1.4 billion) is managed by eight smaller managers. Man has grown funds under management from $1.3 billion (£0.8 billion) as at 31 March 1997 to their current level, representing compound annual growth of 55 per cent. This compares to total funds under management in the managed futures market estimated at $50 billion (£34 billion), and total funds under management in the hedge fund market estimated at $540 billion (£370 billion), the latter having enjoyed a compound annual growth of 16 per cent over the same period.

Man has launched more than 200 alternative investment products worldwide. Man has been particularly successful in the high net worth private client sector and has an increasing presence in the institutional market. In the year to 31 March 2002, $5.2 billion (£3.6 billion) was raised globally, with over 80 per cent coming from private clients.

Man distributes its products to private clients through a worldwide network of over 1,000 intermediaries as well as private label products offered through leading financial institutions. Distribution through intermediaries is supported by regional sales offices and in 2001 Man opened its US sales office to address this major market.

Man's brokerage division, Man Financial, is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and as an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres.

More detailed information on Man is set out in Parts II and IV of this document. Investors are reminded that they should read the whole document and not just rely on summarised information in this section.

Information on RMF

RMF is a leading European provider of alternative investment products focused on the institutional market. RMF provides tailored solutions across a range of alternative investments including hedge funds, high yield and private equity, principally as a fund of funds manager. As at 31 March 2002, RMF had funds under management of approximately $8.5 billion (£5.8 billion), of which approximately $6.7 billion (£4.6 billion) was invested in hedge fund products.

In the year to 31 December 2001, RMF's audited financial statements (under Swiss GAAP) reported profit before tax of £25.9 million (CHF 63.0 million), profit after tax of £21.8 million (CHF 53.0 million) and net assets as at 31 December 2001 of £115.0 million (CHF 278.0 million). In the year to 31 December 2000, RMF's audited financial statements (under Swiss GAAP) reported profit before tax of £22.3 million (CHF 56.9 million), profit after tax of £19.8 million (CHF 50.5 million) and net assets as at 31 December 2000 of £90.0 million (CHF 217.9 million). In the year to 31 December 2001, RMF's 33.3 per cent holding in Swiss Life Hedge Fund Partners ("SLHFP") — the company in which RMF announced on 8 May 2002 that it was acquiring the remaining 66.7 per cent that it did not already own — contributed (under Swiss GAAP) £2.7 million (CHF 6.5 million) to the profit after tax of RMF. In the year to 31 December 2001, the audited financial statements (under Swiss GAAP) of SLHFP reported profit before tax of £9.1 million (CHF 22.1 million), profit after tax of £8.0 million (CHF 19.5 million) and net assets as at 31 December 2001 of £9.6 million (CHF 23.3 million).

In the year to 31 December 2001 on a UK GAAP basis, RMF reported profit before tax of £18.6 million (CHF 45.3 million) and profit after tax of £15.2 million (CHF 37.0 million) — the variances in UK GAAP and Swiss GAAP results is primarily due to timing differences in profit recognition. Using Man's principles for segmental reporting of management and performance fees, RMF's contribution to profit before tax from management and performance fees would have been £17.7 million (CHF 43.0 million) and £0.9 million (CHF 2.3 million) respectively for the year to 31 December 2001. Net assets (on a UK GAAP basis) as at 31 December 2001 was £109.1 million (CHF 263.6 million). These figures include only the actual contribution from underlying investment vehicles proportionate to RMF's interest in them.

RMF was founded in 1992 and is headquartered in Pfäffikon, Switzerland, where most of its 180 employees are based. RMF also has small offices in London, New York and the Bahamas and is principally regulated by the Swiss Federal Banking Commission.

Since 31 December 1997, RMF has grown assets under management from $458 million (£314 million) to $8.5 billion (£5.8 billion). It has established a significant institutional client base, particularly in the key Swiss market. RMF currently invests through over 160 hedge fund managers worldwide, with a particular focus on relative value, equity hedge and event driven strategies. Dedicated teams also provide in-house portfolio management expertise in high yield bonds and act as private equity manager of managers or consultants. In aggregate, these teams currently manage funds in excess of $1.8 billion (£1.2 billion).

Institutional clients are offered tailor-made portfolios according to desired investment style and risk/return profiles and are also offered services including research, market studies and new manager search and monitoring. RMF also structures products to meet individual client needs in relation to specific regulatory, tax, accounting and liquidity issues.

Further detailed information on RMF is set out in Part III of this document.

Reasons for the Acquisition

The Directors believe that the acquisition of RMF will make the Enlarged Group the largest asset manager by funds under management in the alternative investments market (excluding real estate and private equity), able to offer a comprehensive range of multi-style, multi-manager products. The Enlarged Group will have around $20 billion (£13.7 billion) of funds under management. The Acquisition also provides the Combined Group with a broadened range of money management expertise, greater depth of structuring skills and a leading presence in the institutional sector of this market. The Directors believe that the following key benefits will arise from the Acquisition:

(i) The Acquisition will further diversify Man's position in the alternative investments industry and provide Man with a complementary fund of hedge funds manager based in Europe along with exposure to both high yield and private equity;

(ii) RMF's focus on institutional clients complements Man's strength in private clients;

(iii) RMF's institutional products principally generate management fees as opposed to performance fees, thereby providing more predictable recurring earnings;

(iv) RMF has a strong brand name and an established track record in the rapidly growing European institutional alternative investments market, with a particularly strong presence in Switzerland, Europe's largest hedge fund market both for institutional and private clients;

(v) Man's funds have grown rapidly, particularly over the last 12 months, and the Acquisition will strengthen Man's ability to continue to access high quality managers with a material amount of additional capacity; and

(vi) RMF provides Man with access to a range of valuable product structuring skills, such as tailored solutions for institutional investors including dedicated style funds and low risk/volatility products.

The Board expects the financial impact of the Acquisition and the Placing to be broadly neutral to underlying earnings per share* in the financial year to 31 March 2003, and earnings accretive thereafter. This expectation is based on the inclusion of modest cost savings but excludes the impact of revenue synergies.

The Board expects revenue synergies to include enhanced distribution of a wider range of products to each client base, and the use of RMF's solutions expertise to win institutional mandates outside its traditional European franchise. In addition, the increased scale of the Enlarged Group will provide critical mass in key areas, such as assisting in the development of style funds through access to a wider range of managers and providing greater momentum to the Man new manager initiative programme. No specific revenue targets have yet been determined for these items.

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* Underlying earnings per share are earnings from net management fee income in asset management plus brokerage net income excluding goodwill amortisation (see note 13 on page 32).

Terms of the Acquisition

Man has agreed to acquire RMF, conditional *inter alia* upon Admission, for consideration of 23,321,216 new Ordinary Shares and cash of $510 million, to be funded as to $250 million from existing resources and as to $260 million from the net proceeds of the Placing.

It is currently expected that the Acquisition will be completed on 30 May 2002. At completion, the Vendors will enter into lock up agreements and Rainer-Marc Frey, joint founder and CEO of RMF and Adrian Gut, joint founder and COO, will enter into new service contracts for a minimum of three years as employees of RMF. In addition, other senior managers have extensive retention packages already in place to ensure continuity. The lock up agreements which are for three years from Admission allow sales to be made of up to a third of each Vendor's shares on and after each of the first and second anniversaries of Admission. Sales may also be made in certain other circumstances with the consent of the Company and/or Merrill Lynch.

If, for any reason, the acquisition of certain minority interests representing up to 18 per cent of the issued share capital of RMF is not able to be completed, the acquisition of RMF will proceed without the minorities and the Company will retain the related proceeds of the Placing for general corporate purposes.

The detailed terms of the Acquisition are set out in paragraph 14 of Part V of this document.

Final results for the year ended 31 March 2002

The Company made a preliminary announcement of its final results for the year ended 31 March 2002 on 23 May 2002 and the report and accounts for that period are expected to be despatched to Shareholders on 6 June 2002. The audited financial information extracted from the annual report and accounts forms part of the comparative table on Man, as set out in Part IV of this document.

Current trading, prospects and outlook

During the financial year ended 31 March 2002, Man continued to meet or exceed its financial objectives as well as build out the business in its areas of core expertise. Since the end of the financial year, Man-Glenwood and Man's other smaller managers have continued to record positive performance and accordingly, although Man-AHL has given back some of the very strong performance it achieved in 2001, sales of its multi-manager composite products continue to be good. Man AP Strategic Series 1 which closed in April 2002 raised $280 million and the follow-on launch of Series 2 is due to close in June 2002. Man also continues to enjoy low levels of redemptions. Excluding the acquisition of RMF, current funds under management are estimated to be $11.0 billion (£7.5 billion) underpinning a significantly higher run-rate of net management fee income than last year. Man's brokerage division, Man Financial has also had a good start to the year.

Part II

Information on Man

Man is a leading global provider of alternative investment products and one of the world's leading futures and options brokers. The Group employs over 1,500 people in 13 countries, with key centres in London, Switzerland, New York, Chicago, Paris, Sydney and Singapore.

In the preliminary results for the year to 31 March 2002 announced on 23 May, the Group reported profit before tax of £193.1 million and diluted underlying earnings per share of 45.7p, representing growth of 21 per cent and 50 per cent respectively over the previous financial year. This included contributions to profit before tax and goodwill amortisation of £117.6 million from management fees, £55.2 million from performance fees and £38.3 million from brokerage operations. Further financial information on the Group is set out in Part IV of this document.

The Group has two principal businesses: Man Investment Products and Man Financial.

Man Investment Products

As an asset manager focusing on the fast growing hedge fund industry, Man Investment Products ranks as one of the three largest hedge fund managers in the world with funds under management of $10.7 billion (£7.3 billion) as at 31 March 2002. Man has a fund management track record dating back to 1983 and provides a wide range of fund styles and product structuring, together with worldwide distribution. It employs over 350 staff in offices worldwide and has achieved rapid growth in recent years, growing funds under management from $1.3 billion (£0.8 billion) as at 31 March 1997 to $10.7 billion (£7.3 billion) as at 31 March 2002.

Man has access to a comprehensive range of specialist managers. Its two largest managers are wholly-owned and comprise Man-AHL, which is focused on managed futures, and Man-Glenwood, a US-based fund of hedge funds manager. In addition, eight smaller hedge fund managers have asset allocations as part of Man's new manager initiative.

Man-AHL

AHL was established in 1983 and had funds under management of over $4.1 billion (£2.8 billion) as at 31 March 2002. Man-AHL utilises a quantitative investment system, following a systematic approach that applies primarily trend-following strategies to investments in over 100 global markets principally through the use of derivatives. Man-AHL uses proven trading models, which have been applied to more than 20 years of historical data, designed to capture short, medium and long-term trends. A major factor in the success of the Man-AHL programme is the ongoing investment in research and technology which has led to the development of a disciplined trading programme designed to maximise returns while minimising and controlling risk. The Man-AHL Diversified Programme recorded returns to investors of 18.8 per cent compound annual rate of return since inception (December 1990).

Man-Glenwood

Glenwood, which was established in 1987 and is based in Chicago, specialises in constructing and actively managing hedge fund portfolios using a risk-averse, multi-strategy and multi-adviser approach. In 1995, Man entered into a joint venture with Glenwood, known as Man-Glenwood, and in October 2000 Glenwood became wholly owned by Man. As at 31 March 2002, Man-Glenwood had funds under management totalling $4.6 billion (£3.2 billion).

Man-Glenwood maintains a database comprising approximately 3,900 US and international hedge fund managers and regularly updates information on over 1,000 of these managers. Man-Glenwood allocates funds across a range of strategies and selects between from a number of approved specialised hedge fund managers expert in the utilisation of these strategies. The emphasis is on generating consistent profits during all economic cycles using investment strategies that are not linked to the overall performance of traditional assets such as world stock, property and bond indices. Since its inception, Glenwood, and more recently, Man-Glenwood has delivered investment performance with a low volatility of returns. This is illustrated by the flagship $2 billion fund, Man-Glenwood Multi-Strategy which recorded returns to investors of 11.8 per cent compound annual rate of return since inception (January 1987).

Other managers

Man's new manager initiative seeks to identify and form relationships with developing managers that it believes to have significant potential. While Man's participation may vary, its focus is on achieving favourable distribution agreements and preferred access to capacity with each manager. Currently Man has assets allocated to eight managers whose styles include equity-balanced, convertible and merger arbitrage, and fixed income relative value. These managers follow broadly market neutral strategies and focus on quantitative investment processes.

Structured products

Man has launched over 200 investment products since 1983 and has been a pioneer in the area of capital guaranteed and other innovative fund structures. The funds are structured with a blend of investment styles to create composite funds that typically have good risk/reward characteristics and low correlation with one another and to traditional asset classes. The Man-IP 220 Limited product, a typical guaranteed structured fund product offered by Man, has produced a compound annual rate of return of 17.4 per cent since inception (December 1996).

Global sales distribution network

Man Investment Products has a distribution network through over 1,000 intermediaries mostly servicing the high net worth private client market. Man continues to develop relationships with long-term distribution partners including offering private label products. The majority of funds raised have come from Europe, Asia and the Middle East. In 2001, Man Investment Products opened a regional sales office in Chicago in order to develop a US distribution presence.

Man Financial

Man Financial is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and as an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres.

Man Financial is focused principally on institutional business with an extensive list of leading international clients with whom it has built strong relationships over many years, providing both execution and clearing services on a global basis through all time zones. Man Financial has consistently achieved a leading position on the world's largest futures and options exchanges with particular strengths in financial futures and the energy markets. It ranks highly on the financial futures exchanges of EUREX, LIFFE, SGX, CME and CBOT. In addition, it is consistently ranked number one in terms of clearing and/or execution on both NYMEX and IPE.

Man Financial has also been building its retail business infrastructure over the last five years. Each of its offices provides an expanding range of customised services to meet the requirements of the retail investor, ranging from a bespoke telephone advisory service to online trading. The products offered include futures, options, equities, contracts for difference and foreign exchange.

Man Financial's international scale provides it with effective market access, substantial order flows and economies of scale through utilising the same administrative and technological platform for a wide variety of financial products. It has invested early in electronic trading platforms and automation of order routing, processing and back office systems. As a result it is well placed to take advantage of the new opportunities that will arise from the continued growth of financial markets, from further consolidation of market participants and from being at the forefront of rapidly changing trading technologies.

Part III

Information on RMF

Summary

RMF is a leading European provider of alternative investment products focused on the institutional market. RMF provides tailored solutions across a range of alternative investments including hedge funds, high yield and private equity, principally as a fund of funds manager. As at 31 March 2002, RMF had funds under management of approximately $8.5 billion (£5.8 billion), of which approximately $6.7 billion (£4.6 billion) was invested in hedge fund products.

In the year to 31 December 2001, RMF's audited financial statements (under Swiss GAAP) reported profit before tax of £25.9 million (CHF 63.0 million), profit after tax of £21.8 million (CHF 53.0 million) and net assets as at 31 December 2001 of £115.0 million (CHF 278.0 million). In the year to 31 December 2000, RMF's audited financial statements (under Swiss GAAP) reported profit before tax of £22.3 million (CHF 56.9 million), profit after tax of £19.8 million (CHF 50.5 million) and net assets as at 31 December 2000 of £90.0 million (CHF 217.9 million). In the year to 31 December 2001, RMF's 33.3 per cent holding in SLHFP — the company in which RMF announced on 8 May 2002 that it was acquiring the remaining 66.7 per cent that it did not already own — contributed (under Swiss GAAP) £2.7 million (CHF 6.5 million) to the profit after tax of RMF. In the year to 31 December 2001, the audited financial statements (under Swiss GAAP) of SLHFP reported profit before tax of £9.1 million (CHF 22.1 million), profit after tax of £8.0 million (CHF 19.5 million) and net assets as at 31 December 2001 of £9.6 million (CHF 23.3 million).

In the year to 31 December 2001 on a UK GAAP basis, RMF reported profit before tax of £18.6 million (CHF 45.3 million) and profit after tax of £15.2 million (CHF 37.0 million) — the variance in UK GAAP and Swiss GAAP results is primarily due to timing differences in profit recognition. Using Man's principles for segmental reporting of management and performance fees, RMF's contribution to profit before tax from management and performance fees would have been £17.7 million (CHF 43.0 million) and £0.9 million (CHF 2.3 million) respectively for the year to 31 December 2001. Net assets (on a UK GAAP basis) as at 31 December 2001 was £109.1 million (CHF 263.6 million). These figures include only the actual contribution from underlying investment vehicles proportionate to RMF's interest in them.

History

RMF was founded in 1992 and is headquartered in Pfäffikon, Switzerland, where most of its 180 employees are based. RMF also has small offices in London, New York and the Bahamas and is principally regulated by the Swiss Federal Banking Commission. Since the start of 1998, RMF has achieved rapid growth of funds under management, which have increased 18-fold from $458 million (£314 million) to $8.5 billion (£5.8 billion).

RMF's growth has been supported by its ability to identify and create tailored solutions for the alternative asset investment needs of major financial institutions. RMF offers bespoke investment exposure to a range of alternative assets, principally hedge funds but also including high yield and private equity through specialised structured products with features such as capital guarantees and insurance wraps.

RMF has established a significant institutional client base with over 100 accounts, primarily in the key Swiss institutional market and in particular has developed important relationships with Swiss Life and parts of the Credit Suisse Group. Together, these have provided RMF with $5.2 billion (£3.6 billion) of funds under management as at 31 March 2002. These relationships are described in more detail below.

In 1998, RMF formed a joint venture with Swiss Life, SLHFP, to manage the alternative investments of the Swiss Life Group and to aid the distribution of RMF's products to Swiss Life's policyholders. At the same time, Swiss Life subscribed for a 23.5 per cent equity investment in RMF. As at 31 March 2002, total funds under management through SLHFP were $2.5 billion (£1.7 billion). On 8 May 2002, RMF announced the acquisition of Swiss Life's 66.7 per cent shareholding in SLHFP. At the same time, RMF's management contract over the Swiss Life funds was extended to December 2005. In RMF's annual results to 31 December 2001, RMF's 33.3 per cent shareholding contributed £3.0 million (CHF 7.3 million) to the profits before tax of RMF on both a UK and Swiss GAAP basis, principally as management fees.

In 2001, RMF entered into a series of agreements with different parts of the Credit Suisse Group, through which RMF provides fund of funds advice. The major part of the funds managed has an initial term expiring in July 2004. The total funds under management through these relationships as at 31 March 2002 were around $2.7 billion (£1.9 billion).

RMF's directors, management and employees own approximately 58.5 per cent of the capital and control approximately 64.3 per cent of the voting rights in RMF. Of the remaining shares in issue, Swiss Life owns approximately 23.5 per cent of the capital and controls approximately 29.1 per cent of the voting rights and Winterthur Life, Baloise-Holding and Gothaer Lebensversicherung each own approximately 6.0 per cent of the capital and control approximately 2.2 per cent of the voting rights.

Management and Operations

The management Board of RMF comprises its joint founder, CEO and CIO, Rainer-Marc Frey; Adrian Gut, joint founder and COO; Peter Blass, Director of Client Relations; and two representatives of the institutional shareholders. The Management Committee of RMF undertakes the day-to-day management of the group and reports to the management Board. This Management Committee comprises three members of the Board (Rainer-Marc Frey, Adrian Gut and Peter Blass) together with business unit heads and selected senior team leaders.

As part of the Acquisition, Rainer-Marc Frey will join the board of Man Investment Products.

RMF's three main areas of activity are:

RMF Investment Products

RMF Investment Products is an active investment adviser responsible for the content management, new manager search and monitoring RMF's range of alternative investment products in the asset classes of hedge funds, high yield and private equity.

A team of over 25 investment professionals with a combination of trading, investment management and quantitative research experience select and constantly monitor the network of approximately 160 independent hedge fund managers who manage money for RMF. In addition, the team operates the due diligence process for new managers and screens a database of over 5,000 individual managers in the search for new management expertise. As at 31 March 2002, it had funds under management of approximately $6.7 billion (£4.6 billion) in hedge funds.

RMF has structured over 65 funds for its institutional clients and joint venture partners. Many of these are tailored for an individual client's requirements such as a particular risk/return target and as a result their performance differ significantly from each other and no one vehicle can be representative of the RMF group as a whole. As an illustration, RMF's largest fund, the $1.2 billion Swiss Life Absolute Return Strategies fund has achieved a compound annual rate of return of 9.1 per cent and has an annualised volatility of 4.3 per cent since its inception in July 1998.

RMF Investment Products also offers its clients portfolio management expertise in high yield bonds and private equity. RMF has a team of 10 investment professionals operating in the European high yield market focusing on credit markets for both loans and bonds. The team has a track record of over four years and managed $1.4 billion (£1.0 billion) as at 31 March 2002. This includes acting as the European adviser for a $750 million (£514 million) global collateralised debt obligation (CDO) and for mutual funds and managed accounts for a number of Swiss institutional investors. A team of 7 professionals manage or advise on $400 million (£274 million) in private equity investments either as a fund of funds manager or consultant. RMF is affiliated with six private equity companies that have a range of expertise including venture capital, secondary private equity and structured products.

RMF Investment Consultants

In addition to offering the standard range of RMF investment products, clients can also choose tailor-made portfolios. Portfolio construction uses a combination of top-down asset allocation, bottom-up fund picking and individual portfolio construction employing RMF's proprietary investment tools according to a client's individual risk and return targets.

The client services provided by the consultancy business include industry research and market studies, portfolio construction and supervision, dedicated style funds, asset allocation for various risk/return profiles.

RMF Capital Markets

RMF's Capital Markets business customises and structures alternative investment products to meet individual clients' needs in relation to specific regulatory, tax, accounting and liquidity issues.

A team of over 20 investment professionals, with backgrounds in finance and investment banking work closely with the Investment Product and Consultant teams to structure and package RMF's alternative investment products in the most efficient format.

Product distribution

RMF has in the past sold its products and services directly to institutions or through a small number of external sales consultants but has recently established an in-house sales team to undertake this role. RMF distributes its products predominantly to institutional clients, such as pension funds, insurance companies or banking institutions who then in some cases sell the products on to their private client customers. The majority of RMF's institutional customers to date originate from Switzerland, with a smaller but increasing number coming from Germany. RMF targets institutional clients seeking to allocate funds greater than $10 million (£6.9 million). In the year to 31 December 2001, RMF added $3 billion (£2.1 billion) of new funds under management, including $2.5 billion (£1.7 billion) from parts of the Credit Suisse Group.

Part IV

Financial information on Man

1. Directors of Man

The directors of Man and their functions are set out in paragraph 9.2 of Part V of this document. The registered office of Man is at Sugar Quay, Lower Thames Street, London EC3R 6DU and its principal address, head office and business address of the directors of Man is at Sugar Quay, Lower Thames Street, London EC3R 6DU.

2. Nature of financial information

The financial information contained in this Part does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985, as amended (the "Act") but constitutes non-statutory accounts within the meaning of section 240 of the Act and has been extracted without material adjustment from each of the full consolidated accounts of Man for the three financial years ended 31 March 2002.

PricewaterhouseCoopers, chartered accountants and registered auditors, audited the accounts in accordance with auditing standards and made reports under section 235 of the Act in respect of each set of statutory consolidated accounts and each such report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

GROUP PROFIT AND LOSS ACCOUNTS
for the years ended 31 March

	Note	2002 Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m
Net operating income	2,3	406.1	–	406.1
Operating expense	4	(220.4)	(5.8)	(226.2)
Exceptional operating expense–discontinued operations	4	–	–	–
Group operating profit–Continuing operations		185.7	(5.8)	179.9
Share of operating profit/(loss) from joint ventures and associates	4,5	7.8	(2.2)	5.6
Total operating profit: Group and share of joint ventures and associates		193.5	(8.0)	185.5
Exceptional items–discontinued operations				
Loss on sale of Agricultural Products businesses	6	–	(12.1)	(12.1)
Restructuring costs	6	–	–	–
Net interest income	7	19.7	–	19.7
Profit/(loss) on ordinary activities before taxation	3,8	213.2	(20.1)	193.1
Taxation	11	(43.9)	2.9	(41.0)
Profit/(loss) on ordinary activities after taxation		169.3	(17.2)	152.1
Equity minority interests		–	–	–
Profit/(loss) for the financial year		169.3	(17.2)	152.1
Ordinary dividends	12			(48.4)
Dividends in specie				–
Retained profit/(loss)	24			103.7
Earnings per share on continuing operations before goodwill and exceptional items	13			
Basic		65.5p		
Diluted		63.2p		
Underlying earnings per share	13			
Basic		47.3p		
Diluted		45.7p		
Earnings per share on total operations	13			
Basic				58.8p
Diluted				56.8p
Dividends per share				
Interim	12			5.5p
Final proposed	12			13.1p

Historical cost profits and losses are not materially different from those shown above.

* there has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

2001*			2000*			
Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m	Continuing operations before goodwill and exceptional items £m	Goodwill £m	Discontinued operations £m	Total £m
347.1	–	347.1	241.4	–	107.6	349.0
(187.0)	(3.8)	(190.8)	(141.5)	(1.0)	(109.6)	(252.1)
–	–	–	–	–	(3.0)	(3.0)
160.1	(3.8)	156.3	99.9	(1.0)	(5.0)	93.9
6.1	(0.9)	5.2	6.7	–	(0.7)	6.0
166.2	(4.7)	161.5	106.6	(1.0)	(5.7)	99.9
–	(13.1)	(13.1)	–	–	(69.2)	(69.2)
–	(1.9)	(1.9)	–	–	(44.3)	(44.3)
12.5	–	12.5	5.9	–	(28.8)	(22.9)
178.7	(19.7)	159.0	112.5	(1.0)	(148.0)	(36.5)
(36.9)	2.1	(34.8)	(24.5)	–	7.8	(16.7)
141.8	(17.6)	124.2	88.0	(1.0)	(140.2)	(53.2)
–	–	–	–	–	(1.1)	(1.1)
141.8	(17.6)	124.2	88.0	(1.0)	(141.3)	(54.3)
		(39.5)				(33.8)
		–				(60.2)
		84.7				(148.3)
56.8p			34.4p			
54.9p			32.5p			
31.4p			24.5p			
30.4p			23.2p			
		49.8p				(21.3p)
		48.1p				(20.2p)
		4.6p				4.3p
		10.9p				9.3p

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the years ended 31 March

	Note	2002 £m	2001 £m	2000 £m
Profit/(loss) for the financial year		152.1	124.2	(54.3)
Currency translation difference taken directly to reserves	24	(2.5)	22.6	(3.1)
Tax on translation difference taken through reserves	24	–	–	(0.1)
Total recognised gains/(losses) relating to the year		149.6	146.8	(57.5)

GROUP BALANCE SHEETS

at 31 March

	Note	2002 £m	2002 £m	2001* £m	2001* £m	2000* £m	2000* £m
Fixed assets							
Intangible assets – goodwill	14		67.7		73.1		6.5
Tangible assets	15		24.1		21.0		27.8
Investments	16						
Investments in joint ventures							
Share of gross assets and goodwill		23.8		25.0		12.1	
Share of gross liabilities		(3.4)		(3.9)		(2.7)	
			20.4		21.1		9.4
Investments in associates			18.4		17.8		17.0
Other investments			59.1		48.3		26.5
			97.9		87.2		52.9
			189.7		181.3		87.2
Current assets							
Stock			–		–		3.0
Debtors	17		944.7		703.6		1,277.7
Securities purchased under agreements to resell			21.0		104.0		–
Investments	19		86.9		127.9		61.8
Cash at bank and in hand			416.9		133.7		268.1
			1,469.5		1,069.2		1,610.6
Creditors: amounts falling due within one year	20		(833.5)		(791.3)		(1,164.3)
Net current assets			636.0		277.9		446.3
Total assets less current liabilities			825.7		459.2		533.5
Creditors: amounts falling due after more than one year	20		(288.5)		(19.2)		(275.7)
Provisions for liabilities and charges	21		(5.7)		(6.6)		(7.5)
Net assets			531.5		433.4		250.3
Capital and reserves							
Called up share capital	23		26.7		26.8		27.0
Share premium account	24		111.5		111.4		36.1
Capital reserve	24		1.6		1.6		0.1
Profit and loss account	24		391.7		293.6		187.1
Equity shareholders' funds			531.5		433.4		250.3

* there has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

for the years ended 31 March

	Note	2002 £m	2001 £m	2000 £m
Profit/(loss) for the financial year		152.1	124.2	(54.3)
Ordinary dividends	12	(48.4)	(39.5)	(33.8)
Dividend in specie	12	–	–	(60.2)
Retained earnings/(loss)		103.7	84.7	(148.3)
Other recognised gains and losses relating to the year	24	(2.5)	22.6	(3.2)
Issue of ordinary share capital	23, 24	0.1	76.6	0.7
Purchase and cancellation of own shares	24	(4.0)	–	–
Amount added back in respect of scrip dividends	24	–	1.4	4.0
Adjustment to goodwill written off on acquisitions	24	0.8	(2.2)	–
Goodwill written back on disposals	24	–	–	22.1
Net increase/(decrease) in shareholders' funds		98.1	183.1	(124.7)
Opening shareholders' funds		433.4	250.3	375.0
Closing shareholders' funds		531.5	433.4	250.3

GROUP CASH FLOW STATEMENTS

for the years ended 31 March

	Note	2002 £m	2001* £m	2000* £m
Net cash inflow from operating activities	25	52.7	99.1	19.5
Dividends from joint ventures		3.8	2.7	–
Dividends from associates		4.1	2.3	9.3
Returns on investments and servicing of finance	26	19.7	4.2	(29.7)
Taxation paid		(23.8)	(8.2)	(13.9)
Capital expenditure and financial investment	27	(33.9)	(34.3)	(25.2)
Acquisitions and disposals	28	18.6	(80.7)	(17.3)
Equity dividends paid		(42.6)	(32.9)	(28.8)
Net cash outflow		(1.4)	(47.8)	(86.1)
Management of liquid resources	29	16.9	(20.2)	(7.5)
Financing	30	286.0	(75.1)	200.7
Increase/(decrease) in cash		301.5	(143.1)	107.1

* there has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

for the years ended 31 March

	Note	2002 £m	2001 £m	2000 £m
Increase/(decrease) in cash		301.5	(143.1)	107.1
Cash (inflow)/outflow from movement in debt		(289.9)	151.7	(200.0)
Cash (inflow)/outflow from movement in liquid resources		(16.9)	20.2	7.5
Change in net debt resulting from cash flows		(5.3)	28.8	(85.4)
Net debt of businesses and subsidiaries acquired		–	–	(9.2)
Debt disposed of with businesses and subsidiaries		–	3.7	582.2
Currency translation difference		(0.2)	(6.3)	(2.1)
Movement in net debt		(5.5)	26.2	485.5
Opening net debt		(35.2)	(61.4)	(546.9)
Closing net debt	31	(40.7)	(35.2)	(61.4)

Notes to the financial information

1. Accounting Policies

Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom and, except for the treatment of taking to the profit and loss account profits and losses arising on the revaluation of financial instruments, in accordance with the requirements of the Companies Act 1985 ("the Act"). An explanation of this departure is given in the revenue recognition note below.

In 2002 the Group adopted Financial Reporting Standard (FRS) 19 'Deferred Tax', which did not require a restatement of the prior year's figures as the effect is not material. The Group has changed its accounting policy in respect of deferred tax. FRS 17 'Retirement Benefits' will be fully effective for the Group's year ending 31 March 2004. The disclosures required by FRS 17 in 2002, which give an indication of its possible impact on the accounts when it is fully implemented, are set out in note 9(c).

The Group adopted FRS 18 'Accounting Policies' in 2001. The Group continues to review and update its accounting policies, although there have been no significant changes in 2002. However, there have been some changes to accounting presentation in 2002. These are detailed in the paragraph below.

Changes in accounting presentation

The Group profit and loss account format has been changed in two respects in 2002. Firstly, goodwill amortisation and exceptional items are now shown in a separate column and as such one of the Company's alternative earnings per share measures has been amended so that it is based on earnings before goodwill amortisation and exceptional items. This has been done to present the profit and loss account and related measures in a more useful format. Secondly, goodwill amortisation, which is more significant in 2002, has been split between the operating expense and share of operating profit/(loss) from joint ventures and associates. In 2001 and 2000, the aggregate amount was shown in operating expense (note 4).

In addition, ordinary shares in the Company held by the employee trusts have been reclassified from current asset investments to fixed asset investments, and the comparative figures on the Group balance sheet, cash flow statement and related notes have been restated accordingly. This has been done in light of current best practice which suggests that the holding of these shares to reward directors and employees over the longer term is more fairly represented by classifying them as fixed rather than current assets. The book value of ordinary shares in the Company held by the employee trusts at 31 March 2002 was £38.5 million (2001: £27.2 million, 2000: £13.2 million).

In view of normal market practice for most financial services companies, in 2001 the Group reclassified the profit and loss account line net interest income arising from normal trading activities. This net trading interest income is largely generated from client funds from its Brokerage business. In previous years this interest has been disclosed, together with interest on financial activities, on the net income/expense line. Given that the Company is now a pure financial services company, it is thought that it would be more meaningful to disclose it in the net operating income line, with the net interest income/expense line only disclosing interest from financing activities, and therefore the comparatives have been restated. The amount of net trading interest income disclosed in the net operating income line for 2001 is £44.7 million (2000: £24.2 million).

Basis of consolidation

The Group accounts incorporate the accounts of Man Group plc and its subsidiaries for the period ended 31 March 2002. The results of subsidiaries disposed of in the period are incorporated up to the date control is transferred. The results of subsidiaries acquired in the period are incorporated from the date control is acquired.

Certain US limited partnerships in which the Group is general partner are not consolidated because there are severe long-term restrictions on the rights of the general partners. The Group accounts for its 1 per cent general partnership interests as fixed asset investments.

Revenue recognition

In Asset Management, management fees are recognised as earned, and performance fees are only recognised once they have been "locked-in" and cannot subsequently be reversed. In Brokerage, net interest income, which is largely generated from client funds, is recognised as earned. Execution and clearing commissions are recognised as earned. Other operating income, which arises largely from foreign exchange, metals and energy

trading activities where the Group acts as principal, is typically recognised on a fair value basis, whereby movements in the fair values of the trading instruments are recognised in the profit and loss account.

In accordance with accepted practice, those financial instruments (including forward positions and derivatives) held for trading purposes are marked-to-market and consequent gains and losses are taken to the profit and loss account. This policy represents a departure from the statutory requirement to record positions and instruments at the lower of cost and net realisable value. The directors consider this to be necessary for the accounts to show a true and fair view. It is not practical to quantify the effect on the accounts of this departure since information on original cost, being of no continuing relevance to the business, is not available.

Turnover

In the opinion of the directors, disclosure of turnover is most appropriately represented by net operating income, which comprises net fee and commission income, net trading interest income and other operating income. These changes represent an adaptation of the profit and loss account format laid down in Schedule 4 to the Companies Act 1985 due to the special nature of the Group's business.

Sales commissions

In Asset Management, sales commissions paid to intermediaries when a fund is first launched are charged on a straight-line basis to net operating income over the shorter of five years and the period during which fees are payable by the investor for early redemption.

Financial instruments

Financial instruments, including derivatives are held for trading purposes or held as hedges. Profits or losses on hedging instruments are accounted for in accordance with the policy described below. Financial instruments and derivative financial instruments held for trading are marked-to-market, with the resulting gains and losses taken to the net operating income line on the profit and loss account.

The Group uses various financial instruments to reduce exposure to foreign exchange risks, future commodity price risks and interest rate risks. These include forward currency contracts and to a lesser extent currency options, commodity futures and options with recognised exchanges and interest rate swaps. A financial instrument is considered to be used for hedging purposes when it alters the risk profile of an existing, or anticipated, underlying exposure of the Group in line with the Group's risk management policies.

Hedging instruments are matched with their underlying hedged item either individually or in aggregate as appropriate. Each instrument's gain or loss is brought into the profit and loss account or its fair value into the balance sheet, at the same time as the associated underlying assets, liabilities, income or cost. For foreign exchange instruments, this will be in operating profit matched against the relevant purchase or sale, and for interest rate instruments, within interest payable or receivable over the life of the instrument or relevant interest period. The profit or loss on an instrument may be deferred if the hedged transaction is expected to take place, or would normally be accounted for, in a future period. If the matched underlying asset, liability, income or cost ceases to exist, or is no longer considered likely to exist in the future, the hedging instrument is closed out. Any profit or loss on the sale is recognised in the profit and loss account immediately as part of operating profit.

Debt instruments are carried at cost. The finance costs of debt instruments are charged to the profit and loss account over the term of the debt. Such costs include the costs of issue and any discount to face value arising on issue.

Currencies

Transactions in currencies other than the reporting currency of the undertaking concerned have been recorded at the rate appropriate at the time of accounting for the transaction. Currency balances at the year-end have been converted at the rate ruling at that date except where covered by an open foreign exchange contract in which case the rate specified in the contract is used.

Assets and liabilities of those subsidiaries and associates which prepare accounts in currencies other than the reporting currency have been translated at year-end rates. The results and cash flows of these undertakings are translated at average rates for the year. Differences on exchange arising from the translation of opening balance sheets of those subsidiaries and associates whose reporting currency is not sterling, together with the differences between the results of these undertakings translated at average rates for the year and year-end rates, are taken directly to reserves, together with differences on non-sterling borrowings used to hedge those investments.

All other gains and losses are taken to the profit and loss account.

Goodwill

Positive goodwill arising on acquisitions since 1 April 1998 is capitalised, categorised as an asset on the balance sheet and amortised over its useful economic life. The useful economic life of the goodwill is determined at the time of the acquisition giving rise to it by considering the nature of the acquired business, the economic environment in which it operates and period of time over which the value of the business is expected to exceed the values of the identifiable net assets. The goodwill amortisation periods used by the Group typically range between 5 and 15 years, except for "earn-outs" in the Brokerage business which are typically amortised over 3 to 8 years.

Goodwill arising on acquisitions prior to 31 March 1998 was written off directly against Group reserves. Goodwill previously eliminated against reserves has not been reinstated on implementation of FRS 10. Adjustments to earn-outs relating to acquisitions prior to 31 March 1998 have been taken directly to Group reserves. Upon the sale or closure of previously acquired businesses, any goodwill arising on acquisition that was written off directly to reserves or that has not been amortised through the profit and loss account is taken into account in determining the profit or loss on sale or closure.

Impairment

Tangible fixed assets and goodwill are subject to impairment review in accordance with FRS 11 if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realisable value and value in use. Net realisable value is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the assets continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognised in the profit and loss account in the period in which it occurs.

Subsidiary undertakings

The Company's shares in subsidiary undertakings are stated in the balance sheet of the Company at the lower of cost and directors' valuation.

Joint ventures and associates

A joint venture is an entity in which the Group holds a long-term interest and which is jointly controlled by the Group and one or more other ventures under a contractual arrangement. An associate is an undertaking, not being a subsidiary or joint venture, in which the Group's interest is substantial and for the long term and, having regard to the disposition of the other shareholdings, the Group is in a position to exercise a significant influence over its policies and participates in its commercial and financial decisions.

The Group's share of the profits less losses of joint ventures and associates is included in the consolidated profit and loss account on the equity accounting basis or, in the case of joint ventures, the gross equity accounting basis. The Group's share of the attributable proportion of the reserves from the dates of acquisition of joint ventures and associates is included in the consolidated balance sheet.

Other Investments

Investments are classified as fixed assets where the intention is to hold the investment for the long-term or where the Group's ability to dispose of the investment is restricted. Other investments are classified as current assets. If an investment is being held as a fixed asset but subsequently it is decided to dispose of the investment, as there is no need or no intention to hold it for the long-term, then it is transferred to current asset investments.

Fixed asset investments are carried at their purchase price. Where an investment has diminished in value the diminution is charged to the profit and loss account if it is permanent. A temporary diminution in value may be charged to the profit and loss account. If the circumstances giving rise to the diminution have reversed to any extent, the charge to the profit and loss account is written back to the extent that it is no longer necessary. Current asset investments are marked-to-market and all revaluation gains and losses are recognised in the profit and loss account.

Pensions

The Group operates a number of defined benefit and contribution pension schemes. The expected cost of these schemes is charged to the profit and loss account, on the advice of independent actuaries, so as to accrue

the cost over the service lives of employees on the basis of a constant percentage of earnings. Variations from regular cost are spread over the expected remaining service lives of current employees. To the extent that such costs do not equate with cash contributions a provision or prepayment is recognised in the balance sheet.

Leases

Operating lease rentals are charged to the profit and loss account in the period to which they relate.

Depreciation

Depreciation is provided on a straight-line basis to write off tangible fixed assets over their economic useful lives. When determining the useful economic life of equipment, the Group takes into account the expected rate of technological developments and the intensity at which the assets are expected to be used. The rates used are dependent on the circumstances in the countries in which subsidiaries operate and are as follows:

Leasehold land and buildings	life of the lease
Equipment	3 to 10 years

Segregated balances

As required by the United Kingdom Financial Services and Markets Act and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses, and brokers in segregated accounts. These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet.

Deferred taxation

Deferred taxation is recognised on all timing differences where the transaction or events that give rise to an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. A deferred tax asset is only recognised to the extent that it is likely that it can be recovered. The Group does not discount its deferred tax provision as the effect would not be material.

2. Net operating income

	2002 £m	2001 £m	2000 £m
Continuing operations			
Fees and commissions receivable	570.7	504.7	391.7
Fees and commissions payable	(245.9)	(230.4)	(212.8)
Net trading interest income	34.5	44.7	24.2
	359.3	319.0	203.1
Other operating income	46.8	28.1	38.3
Total continuing operations	406.1	347.1	241.4
Discontinued operations	–	–	107.6
Net operating income	406.1	347.1	349.0

3. Segmental analysis

(a) Segmental analysis of net operating income

	2002 £m	2001 £m	2000 £m
Business segment			
Continuing operations			
Asset Management	252.1	214.2	131.2
Brokerage	154.0	132.9	110.2
Financial Services	406.1	347.1	241.4
Discontinued operations	–	–	107.6
	406.1	347.1	349.0
Geographic area			
Europe	299.1	253.4	222.9
The Americas	91.2	85.4	112.3
Rest of the World	15.8	8.3	13.8
	406.1	347.1	349.0

(b) Segmental analysis of profit on ordinary activities before taxation

	2002		2001		2000
	Before goodwill allocation £m	After goodwill allocation £m	Before goodwill allocation £m	After goodwill allocation £m	£m
Business segment					
Continuing operations					
Asset Management—management fee income	117.6	111.0	70.7	67.5	55.5
Asset Management—performance fee income	55.2	55.2	76.0	76.0	30.2
Brokerage	38.3	36.9	30.2	28.7	24.7
Goodwill amortisation	–	–	–	–	(1.0)
Financial Services	211.1	203.1	176.9	172.2	109.4
Sugar Australia	2.1	2.1	1.8	1.8	2.1
	213.2	205.2	178.7	174.0	111.5
Exceptional items—Discontinued operations	(12.1)	(12.1)	(15.0)	(15.0)	(148.0)
	201.1	193.1	163.7	159.0	(36.5)
Geographic area					
Europe		204.1		163.5	61.5
The Americas		(8.4)		3.3	12.2
Rest of the World		9.5		7.2	3.3
Exceptional items—Discontinued operations		(12.1)		(15.0)	(113.5)
		193.1		159.0	(36.5)

The impact of acquisitions, joint ventures and associates is not material and they are therefore not separately identified in the tables above.

Goodwill amortisation in 2000 relates to Brokerage.

(c) Segmental analysis of net assets

	2002 £m	2001 £m	2000 £m
Business segment			
Asset Management	316.4	201.6	87.6
Brokerage	215.1	231.8	162.7
	531.5	433.4	250.3
Geographic area			
Europe	276.8	225.8	158.8
The Americas	222.5	177.4	77.0
Rest of the World	32.2	30.2	14.5
	531.5	433.4	250.3

Capital is allocated across the businesses based around a risk-adjusted capital methodology that quantifies credit, market and operating risks within each business unit and assigns capital accordingly. In addition, capital is also allocated to a limited number of other factors, principally goodwill as well as an allocation to reflect the need to maintain certain minimum levels of regulatory capital.

4. Goodwill amortisation and exceptional operating expense

Included in operating expenses is goodwill amortisation of £5.8 million (2001: £3.8 million, 2000: £1.0 million). Total goodwill amortisation in the year, including the amount relating to joint ventures (see note 5) is £8.0 million (2001: £4.7 million, 2000: £1.0 million). In addition, in the year ending 31 March 2000 in discontinued operations, there was a £3.0 million impairment charge against the assets of the US nut processing facilities to write them down to their recoverable amounts.

5. Share of operating profit from joint ventures and associates

	2002			2001			2000		
	Before goodwill £m	Goodwill £m	Total £m	Before goodwill £m	Goodwill £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m
Joint ventures	4.6	(2.2)	2.4	2.1	(0.9)	1.2	1.6	–	1.6
Associates	3.2	–	3.2	4.0	–	4.0	5.1	(0.7)	4.4
	7.8	(2.2)	5.6	6.1	(0.9)	5.2	6.7	(0.7)	6.0

6. Exceptional items

The loss on sale of Agricultural Products businesses of £12.1 million (£12.1 million net of tax) represents an adjustment to the loss on sale reported in March 2000. The adjustments are the net effect of claims made under limited warranties given to the management buyout group. These limited warranties were disclosed in the contingent liabilities note in the prior year, however during the year an agreement was reached whereby they have been terminated so that the Man Group will not be required to make any further payments. As part of this agreement the management buyout group has also settled part of the loan note given to them by the Man group such that the outstanding amount of the loan note has been reduced from $100 million to $55 million as at the year-end.

In 2001, the loss on sale of the Agricultural Products businesses of £13.1 million (£12.9 million net of tax) represents an adjustment of £11.3 million (£11.3 million net of tax) to the loss on sale reported in March 2000, and £1.8 million (£1.6 million net of tax) in respect of the sale of the US Nuts activities. Further Agricultural Products restructuring costs of £1.9 million (£1.9 million net of tax) were also incurred, largely relating to termination payments.

In 2000, the loss on sale of Agricultural Products businesses was £69.2 million. This comprised a loss on sale to the management buyout group of £61.7 million and a loss on sale of US nuts business of £7.5 million (£5.8 million net of tax). In addition there were restructuring costs of £44.3 million (£42.2 million net of tax) principally relating to the restructuring of the Sugar business prior to its disposal.

7. Net interest income

	2002 £m	2001 £m	2000 £m
Interest payable			
On bank loans and overdrafts	(21.3)	(30.3)	(55.5)
On other loans	(10.6)	(17.9)	(26.1)
Interest receivable	51.3	60.5	59.2
	19.4	12.3	(22.4)
Share of net interest income/(expense) from joint ventures	0.3	0.2	(0.4)
Share of net interest expense from associates	–	–	(0.1)
Net interest income/(expense)	19.7	12.5	(22.9)

8. Profit/loss on ordinary activities before taxation

	2002	2001*	2000*		
	£m	£m	Continuing operations £m	Discontinued operations £m	Total £m
Profit on ordinary activities before taxation is after charging					
Depreciation of tangible fixed assets	9.0	9.9	5.6	14.9	20.5
Amortisation of goodwill	8.0	4.7	1.0	–	1.0
(Profit)/Loss on sale of fixed asset investments	(0.5)	(1.3)	1.7	(1.8)	(0.1)
Profit on sale of tangible fixed assets	–	(2.6)	–	0.1	0.1
Operating lease rentals					
Plant and machinery	0.3	–	–	4.0	4.0
Other	7.8	6.4	2.0	3.6	5.6

* There has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

Operating expenses principally comprise administrative expenses, including personnel related costs of £141.2 million (2001: £122.1 million, 2000: £145.2 million).

The remuneration of the auditors comprises Group audit fees of £0.9 million (2001: £0.8 million, 2000: £0.7 million). Fees for non-audit services paid to the auditors of the Group are £0.1 million (2001: £0.1 million, 2000: £0.2 million). Audit fees includes £10,000 for each year in respect of the Company.

9. Staff costs and employees

(a) Staff costs and related commissions

	2002 £m	2001 £m	2000 £m
Wages and salaries	135.3	108.3	141.6
Social security costs	13.4	8.7	11.4
Other pension costs	4.6	4.2	7.3
	153.3	121.2	160.3

(b) Average number of employees

	2002 Number	2001 Number	2000 Number
Financial Services	1,575	1,567	1,405
Agricultural Products	–	–	2,862
	1,575	1,567	4,267

(c) Pensions

(i) SSAP 24 disclosures

The Group operates various pension schemes throughout the world including a number of funded defined benefit and contribution schemes. The Group's pension cost for the year amounted to £4.6 million (2001: £4.2 million, 2000: £7.3 million,) and where appropriate is assessed in accordance with the advice of qualified independent actuaries.

The latest actuarial valuation of the largest scheme, the E D & F Man Limited Group Pension Fund, was made at 31 December 1999 using the projected unit method. This scheme covers most of the Group's UK employees. The most significant actuarial assumptions were price inflation 3.0 per cent per annum, wage and salary increases 5.5 per cent per annum and investment return 7.1 per cent per annum. Actuarial valuations are conducted every three years.

At the date of the last actuarial valuation of the E D & F Man Limited Group Pension Fund, the market value of the assets of the scheme was £71.7 million. The actuarial value of the assets of the scheme represented approximately 88 per cent of the liabilities for the benefits that had accrued to members, after allowing for expected future increases in earnings. The funding level on a Minimum Funding Requirement basis was 93 per cent. In August 2000 the Company made a payment of £7.5 million to make good the Minimum Funding Requirement shortfall. A further payment of £3.2m was made in December 2001.

Accrued pension costs amounting to £5.0 million (2001: £5.3 million, 2000: £6.0 million) are included in other creditors, this being the excess of the accumulated pension cost over the actual contributions paid.

Other than pensions, the Group does not operate any other form of post-retirement benefit schemes.

(ii) FRS 17 disclosures

FRS 17 'Retirement Benefits' will be fully effective for the year ending 31 March 2004 when a change in accounting policy will be required to recognise on the Group's balance sheet an asset or liability with respect to the recoverable surplus or deficit, net of related deferred tax, on the defined benefit schemes and to recognise immediately actuarial gains and losses in the statement of total recognised gains and losses. In 2002, the standard requires disclosures to be made of the amount of the asset or liability that would have been recognised in the balance sheet if the standard had been implemented. Additional disclosure will be made in 2003, including the amounts that would have been recognised in the profit and loss account and statement of total recognised gains and losses under the standard.

The valuation used for FRS 17 disclosures has been based on the most recent actuarial valuation of the UK scheme at 31 December 1999. The valuations of both the UK and US schemes were updated by a qualified independent actuary at 31 March 2002 to take account of the requirements of FRS 17. The main financial assumptions used in the actuarial valuations were:

	UK Scheme per cent p.a	US Scheme per cent p.a
Inflation	3.0	4.0
Rate of increase in salaries	5.5	5.0
The rate of increase for pensions in payment and deferred pensions	3.0	0.0
The rate used to discount scheme liabilities	6.0	7.25

The value of the assets and liabilities of the schemes, the assumed long-term rates of return and the assets and liabilities as at 31 March 2002 were as follows:

	UK Scheme		US Scheme	
	Rate of return per cent	Value £m	Rate of return per cent	Value £m
Equities	7.8	45.8	8.5	8.8
Bonds	5.8	25.4	8.5	4.3
Other	6.6	30.5	8.5	0.8
Fair value of scheme assets		101.7		13.9
Present value of scheme liabilities		(106.0)		(14.7)
Net deficit in the schemes		(4.3)		(0.8)

The deficits would be presented in the balance sheet as follows:

	Pension liability £m
Pension scheme deficit	(5.1)
Related deferred tax asset	1.6
Net pension liability	(3.5)

The effect that the net pension liability would have on the profit and loss account reserve if FRS 17 was implemented is as follows:

	2002 £m
Profit and loss account reserve (as per Group balance sheet)	391.7
Net pension liability	(3.5)
Profit and loss account reserve (including net pension liability)	388.2

(iii) Stakeholder pensions

Stakeholder pensions are a new pension product which became available from 6 April 2001. In the UK the Group currently operates two main pension arrangements. The final salary occupational scheme closed to new entrants on 31 May 1999 but a number of employees remain active members of the scheme and continue to accrue benefits. From 1 June 1999, the Group Personal Pension Plan (Man GPP) was introduced and this arrangement meets the criteria required by the stakeholder legislation. As a result, the Company has decided not to offer stakeholder pension arrangements to its employees. It believes that the Man GPP is superior to a stakeholder pension for the following reasons:

- The Company contributes between 3 per cent and 14 per cent of pensionable salary to the Man GPP. There is no requirement for the Company to contribute to stakeholder pensions;
- Most stakeholders will offer a more limited fund range than is available to members of the Man GPP; and
- Stakeholder pension arrangements are expected to carry a typical charge of 1 per cent per annum on the fund value. Members of the Man GPP generally enjoy a charge of below 1 per cent per annum.

10. Directors' remuneration

	2002 £000	2001 £000	2000 £000
Emoluments	7,524	6,030	6,433
Gains made on exercise of share options	2,577	3,586	380
Contributions to money purchase pension schemes	47	72	97

1 director is accruing retirement benefits under a defined benefit scheme (2001: 1 Director, 2000: 4 Directors).

Of the figures in the table above, the amounts attributable to the highest paid Director, Peter Clarke in 2002 (Kevin Davis in 2001; Stanley Fink in 2000), are as follows:

	2002 £000	2001 £000	2000 £000
Emoluments	1,729	1,520	1,718
Gains made on exercise of share options	2,577	3,586	–
Contributions to money purchase pension schemes	–	23	18

The remuneration of the directors listed by individual director is as follows:

	2002				2001				2000			
	Salary and fees £000	Benefits £000	Annual bonus £000	total £000	Salary and fees £000	Benefits £000	Annual bonus £000	total £000	Salary and fees £000	Benefits £000	Annual bonus £000	total £000
Executive directors												
Peter Clarke	262	67	1,400	1,729	212	49	1,150	1,411	177	35	750	962
Kevin Davis[4]	252	179	1,700	2,131	212	8	1,300	1,520	–	–	–	–
Stanley Fink	350	119	2,750	3,219	262	61	2,200	2,523	185	33	1,500	1,718
Andrew Sutton[5]	–	–	–	–	43	17	100	160	187	27	350	564
John Kinder[1]	–	–	–	–	–	–	–	–	74	–	–	74
François Lavooij[3]	–	–	–	–	–	–	–	–	158	6	–	164
Rafael Muguiro[2 3]	–	–	–	–	–	–	–	–	95	11	–	106
Robert Oddy[3]	–	–	–	–	–	–	–	–	175	8	1,359	1,542
Daniel Rosenblum[3]	–	–	–	–	–	–	–	–	110	13	–	123
Anthony Stillitano[3]	–	–	–	–	–	–	–	–	148	24	–	172
Harvey McGrath[7]	–	–	–	–	–	–	–	–	272	1	500	773
Non-executive directors												
Harvey McGrath[7]	272	1	–	273	272	1	–	273	–	–	–	–
Alison Carnwath[6]	50	–	–	50	9	–	–	9	–	–	–	–
Dugald Eadie[8]	9	–	–	9	–	–	–	–	–	–	–	–
Glen Moreno	50	–	–	50	42	–	–	42	50	–	–	50
Stephen Nesbitt	50	–	–	50	50	–	–	50	50	–	–	50
Garth Ramsay[9]	13	–	–	13	42	–	–	42	50	–	–	50
Michael Stone[3]	–	–	–	–	–	–	–	–	75	10	–	85
31 March	1,308	366	5,850	7,524	1,144	136	4,750	6,030	1,806	168	4,459	6,433

1 Resigned 31 August 1999
2 Appointed 31 August 1999
3 Resigned 24 March 2000
4 Appointed 1 April 2000
5 Resigned 8 June 2000
6 Appointed 24 January 2001
7 Executive director until 24 March 2000
8 Appointed 29 January 2002
9 Resigned 6 July 2001

Six directors resigned on 24 March 2000, upon completion of the sale of the Group Agricultural Products activities to E D & F Man Holdings Limited, a management buyout vehicle.

Pension provision

The Group operates pension and retirement benefit schemes for its employees in a number of countries. Base salary is the only component of remuneration which is pensionable. All executive directors are eligible to participate in the group's pension arrangements generally operating in the jurisdiction in which they work. Alternatively, the group will, at the executive director's request and subject to applicable limits and regulations, make a contribution of the same amount to a private pension plan nominated by the director.

Retirement benefits accruing to Peter Clarke under a defined benefit pension scheme, and contributions to money purchase schemes relating to other directors were as follows:

	Money purchase scheme			Defined benefit schemes		
	2002 £000	2001 £000	2000 £000	Accumulated total accrued pension at 31 March 2002† £000	Accumulated total accrued pension at 31 March 2001† £000	Accumulated total accrued pension at 31 March 2000† £000
Peter Clarke				15	12	10
John Kinder				–	–	61
François Lavooij				–	–	78
Rafael Muguiro				–	–	5
Kevin Davis	12	23	–			
Stanley Fink	35	26	18			
Harvey McGrath	–	23	23			
Andrew Sutton	–	–	18			
Robert Oddy	–	–	14			
Daniel Rosenblum	–	–	12			
Anthony Stillitano	–	–	12			

† This represents the annual pension payable at normal retirement date, based on service to date

Options

The following options have been granted to executive directors over the Company's Ordinary Shares under the terms of the following schemes:

Shares under option under the Man Group Executive Share Option Scheme 2001 (a)

		Number of options (b)						
	Date of grant	1 April 2001	Granted during year	Exercised during the year	31 March 2002	Option Price	Exercise price	Gain on exercise £000
Peter Clarke	July 2001	–	54,083	–	54,083	924.5p	–	–
Kevin Davis	July 2001	–	54,083	–	54,083	924.5p	–	–
Stanley Fink	July 2001	–	75,716	–	75,716	924.5p	–	–

Notes:

(a) Options under this scheme may be exercised between three and ten years following the date of grant.

(b) The earliest and latest exercise dates are 12 July 2004 and 11 July 2011 respectively.

Shares under option under the Man Group Executive Share Option Scheme, established in 1994 (a)

	Date of grant	Number of options: 1 April 1999	Granted during year	Exercised during the year	31 March 2000	Option Price	Exercise price	Gain on exercise £000
Andrew Sutton	October 1994	110,000	–	110,000	–	180p	525p	380
Peter Clarke	July 1995	100,000	–	–	100,000	175p	–	–
Kevin Davis	October 1994	360,000	–	–	360,000	180p	–	–
Kevin Davis	July 1995	200,000	–	–	200,000	175p	–	–

	Date of grant	Number of options: 1 April 2000	Granted during year	Exercised during year	31 March 2001	Option Price	Exercise price	Gain on exercise £000
Peter Clarke	July 1995	100,000	–	–	100,000	175p	–	–
Kevin Davis	October 1994	360,000	–	360,000	–	180p	794.5p	2,212
Kevin Davis	July 1995	200,000	–	200,000	–	175p	794.5p	1,239

	Date of grant	Number of options: 1 April 2001	Granted during year	Exercised during the year	31 March 2002	Option Price	Exercise price	Gain on exercise £000
Peter Clarke	July 1995	100,000	–	100,000	–	175p	970p	795

Notes:

(a) Options under this scheme may be exercised between three and ten years following the date of grant.

Shares under option under the E D & F Man Group 1990 Employee Trust Share Option Scheme

	Date of grant	Number of options: 1 April 1999	Granted during year	Exercised during the year	31 March 2000	Option Price	Exercise price	Gain on exercise £000
Peter Clarke	August 1995	30,530	–	–	30,530	140p	–	–
Kevin Davis	August 1995	21,238	–	–	21,238	140p	–	–

	Date of grant	Number of options: 1 April 2000	Granted during year	Exercised during year	31 March 2001	Option Price	Exercise price	Gain on exercise £000
Peter Clarke	August 1995	30,530	–	–	30,530	140p	–	–
Kevin Davis	August 1995	21,238	–	21,238	–	140p	774.5p	135

	Date of grant	Number of options: 1 April 2001	Granted during year	Exercised/ Lapsed during year	31 March 2002	Option Price	Exercise price	Gain on exercise £000
Peter Clarke	August 1995	30,530	–	30,530	–	140p	970p	253

Notes:

(a) Peter Clarke and Kevin Davis were awarded options in connection with their purchase of 61,060 and 42,477 ordinary shares respectively ('purchased shares').

(b) Options under this scheme may be exercised between five and seven years following the date of grant, provided that the purchased shares have been retained for five years from grant and employment within the Group is continuous for that period.

(c) 18 of the total of 30,530 options held by Peter Clarke lapsed on the occasion of the transfer of his underlying purchased shares into a PEP (in March 1998).

Shares under option under the Approved Man Group Sharesave Scheme

	Date of grant	Number of options: 1 April 2001	Granted during year	Exercised during the year	31 March 2002	Option Price	Exercise price	Gain on exercise £000
Stanley Fink	October 2001	–	2,268	–	2,268	744p	–	–

Shares awards and matching awards

	Performance Share Plan				Performance Share Plan Matching Awards			
	Outstanding at 31 March 1999	Awarded during year	Lapsed in year	Outstanding at 31 March 2000	Outstanding at 31 March 1999	Awarded during year	Transferred in year	Outstanding at 31 March 2000
Peter Clarke	121,797	45,782	(9,772)	157,807	83,612	138,750	–	222,362
Stanley Fink	135,288	45,782	(76,621)	104,449	–	144,531	–	144,531
Harvey McGrath	163,288	72,142	(76,621)	158,809	–	–	–	–
Andrew Sutton	228,466	45,782	(89,946)	184,302	83,612	–	–	83,612
John Kinder†	129,954	45,782	(175,736)	–	–	–	–	–
Francois Lavooij‡ . . .	129,954	45,782	(134,078)	41,658	–	–	–	–
Rafael Muguiro‡	–	24,972	(19,385)	5,587	–	–	–	–
Robert Oddy‡	129,954	45,782	(134,078)	41,658	–	–	–	–
Anthony Stillitano‡ . .	129,954	45,782	(134,078)	41,658	–	–	–	–

† Resigned in August 1999.
‡ Resigned in March 2000 on the occasion of the management buyout.

	Performance Share Plan				Performance Share Plan Matching Awards			
	Outstanding at 31 March 2000	Awarded during year	Transferred/ Lapsed in year	Outstanding at 31 March 2001	Outstanding at 31 March 2000	Awarded during year	Lapsed in year	Outstanding at 31 March 2001
Peter Clarke	157,807	39,009	–	196,816	222,362	81,065	–	303,427
Kevin Davis*	54,972	39,009	–	93,981	–	32,427	–	32,427
Stanley Fink	104,449	50,712	–	155,161	144,531	97,277	–	241,808
Harvey McGrath	158,809	50,712	–	209,521	–	–	–	–
Andrew Sutton**	184,302	–	(184,302)	–	83,612	–	(83,612)	–

* Appointed at 1 April 2000
** 79,326 shares lapsed in the year and 104,976 shares were transferred to Andrew Sutton on his resignation

	Performance Share Plan				Performance Share Plan Matching Awards			
	Outstanding at 31 March 2001	Awarded during year	Transferred in year(a)	Outstanding at 31 March 2002(b)	Outstanding at 31 March 2001(c)	Awarded during year	Transferred in year	Outstanding at 31 March 2002(c)
Peter Clarke	196,816	25,675	(60,025)	162,466	303,427	51,546	–	354,973
Kevin Davis	93,981	25,675	–	119,656	32,427	51,546	–	83,973
Stanley Fink	155,161	35,945	–	191,106	241,808	226,804	–	468,612
Harvey McGrath	209,521	–	–	209,521	–	–	–	–

Notes:
(a) Shares awarded to Peter Clarke in 1996 under the Performance Share Plan were transferred to him on 6 June 2001. The share price was 970p at that date giving a fair value of £582,242.
(b) Of the Performance Share Plan shares outstanding at 31 March 2002, the following shares will be transferred in June 2002 in relation to the 1998 awards, as all performance criteria have been met: Peter Clarke 52,000 shares, Kevin Davis 30,000 shares, Stanley Fink 58,667 shares and Harvey McGrath 86,667 shares.
(c) Of the matching shares awarded under the Performance Share Plan outstanding at 31 March 2002, 83,612 shares will be transferred to Peter Clarke in June 2002.

Loyalty shares

216,000 loyalty shares vested to Stanley Fink, Harvey McGrath, and Stephen Nesbitt, 26,820 vested to Peter Clarke and 121,429 to Andrew Sutton during the year ended 31 March 2000 under the loyalty scheme set up at the time of the Company's flotation in 1994.

Matching share awards under the Group's Co-Investment Plan

	Date of grant	1 April 2000	Exercised during year	31 March 2001	Exercised during year	31 March 2002	Option Price	Exercise Price	Gain on exercise £'000
Peter Clarke	1996	50,273	–	50,273	50,273	–	0	970p	488
	1997	47,368	–	47,368	47,368	–	0	970p	459
Kevin Davis	1996	31,192	31,192	–	–	–	0	774.5p	242
	1997	24,266	–	24,266	–	24,266	0	–	–
	1998	27,016	–	27,016	–	27,016	0	–	–
	1999	36,006	–	36,006	–	36,006	0	–	–
	2000	49,020	–	49,020	–	49,020	0	–	–

Notes:
(a) Share awards are exercisable between four and seven years from the date of grant for no consideration.
(b) All matching awards granted to Peter Clarke and Kevin Davis were made prior to their appointment as directors.

Directors' shareholdings

	Directors' shareholdings		
	31 March 2002	31 March 2001	31 March 2000
Alison Carnwath	9,000	–	–
Peter Clarke	624,997	573,451	527,562
Kevin Davis	1,114,972	1,313,426	667,084*
Dugald Eadie	25,000	–	–
Stanley Fink	4,934,920	4,803,477	4,863,834
Harvey McGrath	7,336,800	7,486,800	7,741,800
Glen Moreno	20,000	20,000	100,000
Stephen Nesbitt	6,094,257	6,094,257	6,094,257
Garth Ramsay	N/A	10,000	10,000
Andrew Sutton	N/A	N/A	1,000,596

* At date of appointment as director

All of the above interests are beneficial, except the interests of Kevin Davis and Stanley Fink which include their non-beneficial interests in 153,000 and 127,500 ordinary shares respectively held by them as trustee of trusts of which they are also beneficiaries and the interests of Stephen Nesbitt which include a non-beneficial interest in 100,000 ordinary shares.

The market price of the Company's shares at the end of the financial year was 1195p. The highest and lowest share prices during the financial year were 1354p and 815p respectively.

11. Taxation

2002 and 2001		2002 £m		2001 £m
Current tax				
UK Corporation tax on profits of the period		25.8		9.6
Adjustments to tax charge in respect of previous periods		3.6		4.2
Foreign tax		11.4		18.7
Adjustments to tax charge in respect of previous periods		0.3		1.8
Joint ventures and associates		1.4		1.6
Total current tax		42.5		35.9
Deferred tax				
Timing differences arising during the year		1.5		1.7
Adjustments to tax charge in respect of previous periods		(3.0)		(2.8)
Total tax		41.0		34.8
Effective tax rate (continuing operations)		20.0%		20.1%
UK nominal corporation tax rate		30.0%		30.0%
Profit before tax		193.1		159.0
Theoretical tax charge at UK rate (30 per cent)		57.9		47.7
Effect of overseas rates compared to UK	(24.4)		(23.2)	
Goodwill and exceptional items	3.1		3.4	
Losses not recognised	3.3		2.4	
Adjustments to tax charge in respect of previous periods	3.9		6.0	
Other	0.2		1.3	
		(13.9)		(10.1)
Capital allowances in excess of depreciation and other timing differences		(1.5)		(1.7)
Total current tax		42.5		35.9

2001 and 2000	2001 £m	2000 £m
United Kingdom		
Corporation tax	14.8	11.9
Double tax relief	(1.0)	(4.2)
Deferred taxation	(3.6)	1.7
Overseas		
Taxation on profits	20.5	9.5
Deferred taxation	2.5	(3.7)
Joint ventures and associates	1.6	1.5
	34.8	16.7
Effective tax rate (continuing operations)	20.1%	22.0%
UK nominal corporation tax rate	30.0%	30.0%

The difference between the effective tax rate and the UK nominal tax rate is largely due to the geographic split of the Group's profit.

12. Dividends

	2002 £m	2001 £m	2000 £m
Ordinary shares			
Interim paid — 5.5p (2001: 4.6p, 2000: 4.3p)	14.6	11.5	11.0
Final proposed — 13.1p (2001: 10.9p, 2000: 9.3p)	33.8	28.0	22.8
	48.4	39.5	33.8

The Group offers a Dividend Reinvestment Plan ("DRIP") for shareholders wishing to buy shares with their cash dividend. The DRIP will be available to ordinary shareholders in respect of the final dividend.

Under the scrip dividend arrangements, in 2001, £1.4 million (2000: £4.0 million) of the dividends paid during the year were paid in the form of shares and have therefore been added back to reserves (note 24). In addition, on 24 March 2000 a dividend in specie of £60.2 million was paid to holders of E D & F Man 'A' ordinary shares.

13. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the year of £152.1 million (2001: £124.2 million profit, 2000: £54.3 million loss) and 258,439,772 (2001: 249,329,463, 2000: 254,438,521) ordinary shares, being the weighted average number of ordinary shares in issue during the year after excluding the shares owned by the Man Group plc employee trusts.

The diluted earnings per share is based on a profit for the year of £152.1 million (2001: £124.2 million profit, 2000: £54.3 million loss) and on 267,656,898 (2001: 258,168,532, 2000: 269,061,048) ordinary shares, calculated as follows:

	2002 Number	2001 Number	2000 Number
Basic weighted average number of shares	258,439,772	249,329,463	254,438,521
Dilutive potential ordinary shares:			
Share awards under incentive schemes	9,123,962	8,109,220	13,713,935
Employee share options	93,164	729,849	908,592
	267,656,898	258,168,532	269,061,048

The reconciliation of adjusted earnings per share is as follows:

	2002			2001*			2000*		
	Earnings £m	Basic earnings per share pence	Diluted earnings per share pence	Earnings £m	Basic earnings per share pence	Diluted earnings per share pence	Earnings £m	Basic earnings per share pence	Diluted earnings per share pence
Earnings per share on total operations	**152.1**	**58.8**	**56.8**	**124.2**	**49.8**	**48.1**	**(54.3)**	**(21.3)**	**(20.2)**
Loss on discontinued operations and exceptional items	12.1	4.7	4.5	14.8	5.9	5.7	141.3	55.5	52.5
Goodwill amortisation	5.1	2.0	1.9	2.8	1.1	1.1	0.6	0.2	0.2
Earnings per share before goodwill and exceptional items	**169.3**	**65.5**	**63.2**	**141.8**	**56.8**	**54.9**	**87.6**	**34.4**	**32.5**
Performance related income	(45.3)	(17.5)	(16.9)	(62.3)	(25.0)	(24.1)	(23.6)	(9.3)	(8.8)
Sugar Australia	(1.6)	(0.7)	(0.6)	(1.1)	(0.4)	(0.4)	(1.6)	(0.6)	(0.5)
Underlying earnings per share	**122.4**	**47.3**	**45.7**	**78.4**	**31.4**	**30.4**	**62.4**	**24.5**	**23.2**

* there has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

14. Intangible fixed assets

	Goodwill £m
Cost	
At 1 April 2000	8.3
Currency translation difference	1.1
Additions	73.7
Reassessment of earnout	(4.0)
At 31 March 2001	79.1
Currency translation difference	–
Additions	2.3
Reassessment of earnout	(1.9)
At 31 March 2002	79.5
Amortisation	
At 1 April 2000	1.8
Currency translation difference	0.4
Charge for year	3.8
At 31 March 2001	6.0
Currency translation difference	–
Charge for year	5.8
At 31 March 2002	11.8
Net book value	
At 31 March 2002	67.7
At 31 March 2001	73.1
At 31 March 2000	6.5

In Asset Management, goodwill arising on the acquisition of Glenwood is being amortised evenly over the directors' estimate of its useful economic life of fifteen years.

In Brokerage, goodwill arising on the acquisition of the First American Discount Corporation futures business is being amortised evenly over the directors' estimate of its useful economic life of five years.

15. Tangible fixed assets

	Land and buildings			
	Freehold £m	Leasehold £m	Equipment £m	Total £m
Cost				
At 1 April 2000	4.6	8.7	78.3	91.6
Currency translation difference	0.6	–	7.4	8.0
Additions	–	–	10.7	10.7
Businesses and subsidiaries acquired	–	–	0.2	0.2
Businesses and subsidiaries sold	(5.2)	–	(13.5)	(18.7)
Disposals	–	(5.5)	(0.6)	(6.1)
At 31 March 2001	–	3.2	82.5	85.7
Currency translation difference	–	–	–	–
Additions	–	0.4	11.8	12.2
Businesses and subsidiaries acquired	–	0.1	0.3	0.4
Businesses and subsidiaries sold	–	–	–	–
Disposals	–	(1.7)	(25.2)	(26.9)
At 31 March 2002	–	2.0	69.4	71.4
Aggregate depreciation				
At 1 April 2000	2.7	2.9	58.2	63.8
Currency translation difference	0.3	0.5	6.1	6.9
Businesses and subsidiaries acquired	–	–	0.1	0.1
Businesses and subsidiaries sold	(3.0)	–	(11.2)	(14.2)
Charge for year	–	0.3	9.6	9.9
Disposals	–	(1.2)	(0.6)	(1.8)
At 31 March 2001	–	2.5	62.2	64.7
Currency translation difference	–	–	–	–
Businesses and subsidiaries acquired	–	–	–	–
Businesses and subsidiaries sold	–	–	–	–
Charge for year	–	0.3	8.7	9.0
Disposals	–	(1.7)	(24.7)	(26.4)
At 31 March 2002	–	1.1	46.2	47.3
Net book value				
At 31 March 2002	–	0.9	23.2	24.1
At 31 March 2001	–	0.7	20.3	21.0
At 31 March 2000	1.9	5.8	20.1	27.8

The net book value of leasehold properties includes £0.6 million (2001: £0.7 million, 2000: £0.9 million) in respect of leases with less than 50 years to run.

16. Fixed asset investments

	Joint ventures £m	Associates £m	Other investments* £m	Total £m
Net book value				
At 1 April 2000	9.4	17.0	26.5	52.9
Currency translation difference	1.3	(1.9)	1.4	0.8
Additions	14.0	1.9	24.0	39.9
Businesses and subsidiaries acquired	–	–	4.1	4.1
Reclassification	(0.4)	(0.2)	0.2	(0.4)
Disposals	(1.0)	–	(6.0)	(7.0)
Amounts provided	–	–	(1.9)	(1.9)
Goodwill amortisation	(0.9)	–	–	(0.9)
Share of retained result	(1.3)	1.0	–	(0.3)
At 31 March 2001	21.1	17.8	48.3	87.2
Currency translation difference	–	2.0	0.1	2.1
Additions	3.3	–	29.0	32.3
Businesses and subsidiaries acquired	–	–	0.9	0.9
Reclassification	–	–	(1.3)	(1.3)
Disposals	(2.0)	–	(7.3)	(9.3)
Amounts provided	–	–	(10.6)	(10.6)
Goodwill amortization	(2.2)	–	–	(2.2)
Share of retained result	0.2	(1.4)	–	(1.2)
At 31 March 2002	20.4	18.4	59.1	97.9

* there has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

The Group's share of the post-acquisition accumulated reserves of joint ventures and associates at 31 March 2002 was £17.3 million loss (2001: £14.6 million loss, 2000: £22.1 million loss).

Included in joint ventures in 2002 and 2001 is goodwill arising on the acquisition of Ord Minnett Strategic Investments which is being amortised evenly over the directors' estimate of its useful economic life of eight years. (The goodwill element of the opening and closing net book values in 2002 is £9.9 million (2001: £0.7 million) and £9.6 million (2001: £9.9 million) respectively.)

Other investments largely relates to ordinary shares in the Company held by the employee trusts (Note 38) and market seats. The cumulative amount written off other investments at 31 March 2002 was £20.9 million (2001: £13.3 million, 2000: £12.8 million).

17. Debtors

	2002 £m	2001 £m
Amounts falling due within one year		
Trade debtors:		
Amounts owed by broker dealers on secured stock lending and borrowing	89.6	33.1
Securities transactions in the course of settlement	65.2	86.9
Futures transactions	125.1	168.3
Other trade	59.9	123.3
Amounts owed by joint ventures and associates	1.7	1.8
Amounts owed by funds	419.2	99.9
Other debtors	33.6	38.2
Taxation recoverable	0.8	14.6
Prepayments and accrued income	28.7	32.3
	823.8	598.4
Amounts falling due after more than one year		
Other debtors	48.2	73.3
Prepayments and accrued income	72.7	31.9
	944.7	703.6

Other debtors falling due after more than one year includes £38.6 million (2001: £70.2 million), in relation to loan notes in the management buyout group who purchased the Agricultural Products businesses in March 2000. During the year the balance outstanding reduced from $100 million to $55 million.

18. Segregated funds

As required by the United Kingdom Financial Services and Markets Act and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling £2,258.7 million (2001: £2,208.9 million). These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet.

19. Current asset investments

	2002 £m	2001* £m
Listed investments (carried at market value)	28.8	90.9
Unlisted investments	58.1	37.0
	86.9	127.9

* there has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

20. Creditors

	2002 £m	2001 £m
Amounts falling due within one year		
Bank loans and overdrafts	180.2	158.4
Trade creditors:		
Amounts owed to broker dealers on secured stock lending and borrowing	70.1	10.4
Securities transactions in the course of settlement	152.7	177.9
Futures transactions	115.0	63.5
Other trade	37.4	20.7
Amounts owed to joint ventures and associates	1.5	9.5
Taxation (note (b))	50.3	47.6
Other taxation and social security costs	4.5	2.8
Other creditors (note (c))	94.4	166.1
Accruals and deferred income	93.6	106.4
Proposed final dividend	33.8	28.0
	833.5	791.3
Amounts falling due after more than one year		
Loans		
Bank loans	266.9	–
Private placement notes (note (a))	10.5	10.5
Borrowings over one year	277.4	10.5
Other creditors	11.1	8.7
	288.5	19.2
Analysis of borrowings due after more than one year		
Amounts falling due		
Between one and two years	10.5	–
Between two and five years	266.9	10.5
	277.4	10.5

Notes:

(a) The private placement notes comprise at 31 March 2002 and at 31 March 2001 $15 million 7.44 per cent notes due 14 December 2003.

(b) Taxation payable within one year includes overseas taxation of £26.6 million (2001: £22.2 million).

(c) Other creditors substantially represents balances with counterparties whereby commodities are bought under financing arrangements on deferred terms. None of these amounts are secured.

21. Provisions for liabilities and charges

	£m
Deferred taxation	
At 1 April 2000	7.5
Currency translation difference	0.8
Businesses and subsidiaries sold	(0.6)
Released during the year	(1.1)
At 31 March 2001	6.6
Currency translation difference	0.1
Transfer from current taxation	0.5
Released during the year	(1.5)
At 31 March 2002	5.7

	2002 £m	2001 £m
Analysis of deferred taxation at the end of the year was		
In respect of tax allowances over depreciation	(0.4)	(2.4)
In respect of other timing differences	6.1	9.0
	5.7	6.6

No provision has been made for withholding tax and UK corporation tax which would arise in the event of overseas subsidiaries and associates distributing their remaining reserves, as there is no intention to remit these reserves to the UK.

22. Derivatives and other financial instruments

Management of risk

The Board is responsible for determining the long-term strategy of the business, the markets in which the Group will operate and the level of risk acceptable to the Group in each area of its business. The Group's principal business activities give rise to credit, market and operational risks.

The Group seeks to reduce to acceptable levels the risk of earnings volatility arising from interest rate and currency fluctuations, while allowing a degree of flexibility to take advantage of market movements. Group Treasury seeks to ensure that sufficient liquidity is available to meet the future needs of the business.

The Group also seeks to mitigate the risk inherent in its business through the application of strict limits and controls over the level of acceptable risk and an approval process at both Group and operational level. Limits are clearly set out by the Board in a formal Delegated Authority paper and are reviewed regularly in light of operating experience and market conditions. The Group Risk Committee and Brokerage Credit Committee meet regularly and perform credit and oversight reviews.

The management of the operational, market and credit risks in relation to the Asset Management and Brokerage businesses is a key part of the continuing success of those businesses. The management of these risks is detailed below. Currency, interest rate and liquidity risks are typically managed at a Group level, and these are also discussed below.

Asset Management

Risk Management is a critical component of Man's strong track record of achieving attractive risk-return characteristics. Man structures its products with risk control as the primary focus with complex modelling and assessment of risk-return profiles featuring strongly in the structuring process. All managers (including new ones) are focused on risk rather than return and funds are structured according to the investors' requirements; the return being achieved as a function of the risk control, diversification of strategies and low volatility. Exposures are monitored daily and managers are strictly controlled to ensure not only best performance but also appropriate risk appetite is being adhered to. For example, Man-AHL trades across 100 liquid markets on all of the major exchanges worldwide and as such can exit positions within hours. Even Man-AHL's most illiquid positions can for the most part be traded out within 24 hours.

Through this strict control and ability to liquidate positions quickly, Man can confidently determine its risk exposure. This risk methodology is designed to protect Man and its supporting banks from any loss, whilst achieving very respectable returns for the investor via the diversification of strategies it employs.

The risk management system within Asset Management uses computer supported analytical instruments to monitor investment programmes and portfolio structures, thereby controlling the overall risk exposure of individual funds. Analysis techniques include the calculation of a proprietary risk indicator, similar to value at risk, which provides an estimate of risk based on the positions held and margin exposures, sector investments, correlation between markets and individual market volatility. Levels of exposure are quantifiable at any time and predefined loss and gearing levels are set and monitored.

Guarantees of return of capital at maturity are provided to investors by internationally recognised banks. In the majority of cases, the guarantee is fully collateralised by zero coupon bonds. On a small number of products, a partially defeased structure has been utilised whereby the bank will provide a guarantee with only a partial collateral being provided up front. As a quid pro quo, Man has provided a first risk of loss guarantee to the banks up to a level of 5 per cent. The total theoretical exposure arising from this was £12.1 million at 31 March 2002. In addition, external parties provide financing directly to some of the funds managed by the Group in the form of total return swaps. On some of these the Group has given first risk of loss guarantees (typically between 3 per cent and 5 per cent) to the external provider. The total theoretical exposure on these guarantees was £19.6 million at 31 March 2002. However, risk modelling techniques indicate that the probability of any element of any of these first risk of loss guarantee being realised is between nil and 0.15 per cent.

Risk of disablement of Man's information technology infrastructure is minimised by the existence of a full disaster recovery plan and a second site. The second site replicates the essential trading, risk management and operational functionality of Asset Management's headquarters in Sugar Quay, London. The site is always on fully geared stand-by—in the event of a shutdown at Sugar Quay, it is automatically activated to enable a near-seamless continuation of investment management activities.

Brokerage

The Group Risk Committee and Brokerage Credit Committee meet regularly and perform credit and oversight reviews. Each key trading centre holds daily risk meetings to assess their clients positions and risks. The credit risk is diversified, with the majority of customers and counterparties operating in OECD countries. In addition to the regular review of counterparty and country limits, other measures are undertaken to further mitigate credit risk including holding margin or other collateral against client positions, in some cases in excess of exchange requirements. Man grades countries according to our perception of risk and rates counterparties according to their creditworthiness. This process is used to limit, and monitor, country and counter-party risk concentrations.

Mathematical risk models including value at risk and sensitivity analyses, are used to help estimate Man's exposure to market risk and design appropriate limit structures. The daily monitoring of client activity to ensure credit exposures are maintained in accordance with agreed risk limits and daily and even intra-day margin calls are made on clients to reflect market movements affecting client positions.

The regulated environment in which Brokerage operates imposes extensive reporting requirements and continuing self-assessment and appraisal. The operating units work closely with such regulators to ensure that the highest operating efficiencies and standards are maintained. In addition regular reviews of clients' financial standing are also undertaken with a strict approval and review procedure. Brokerage also maintains regulatory capital significantly above the requirements of the markets in which it operates.

Currency

Most of the Group's revenues arise in US dollars as the majority of transactions are priced in dollars. For day-to-day management accounting purposes we use US dollars, although for UK statutory purposes we report in sterling. The Group incurs certain sterling costs, relating mainly to UK overheads, dividends and taxation liabilities. Since earnings are principally in US dollars, appropriate hedges, using mainly forward foreign exchange contracts, are put in place for the following year to fund the majority of these sterling liabilities in accordance with criteria laid down by the Board. In general the Group does not hedge its US dollar earnings into sterling.

The majority of the Group's net assets are in US dollars and in currencies other than sterling, with the result that the Group's sterling balance sheet can be affected by currency movements. The Group partially hedges this effect by borrowing in currencies other than sterling, principally in US dollars. Note 22(c) shows exposures that give rise to the net currency gains and losses recognised in the profit and loss account. As can be seen from that table our unmatched net assets are not significant.

Interest rate

Exposures to interest rate fluctuations are managed by a combination of floating and fixed rate instruments, mainly interest rate swaps, which gives the Group its desired interest and maturity profile. As shown in note 22(d), at the year-end £10.5 million of the Group's borrowings were at fixed rates. This is representative of the whole year.

Liquidity

The maturity of borrowings is shown in note 20 and the maturity profile of undrawn committed facilities is shown in note 22(g). The Group's objective in determining borrowing maturity is to ensure a balance between flexibility and the continuing availability of funds. The Group continues to seek to diversify its sources of finance.

The Group has taken advantage of the exemption available, under FRS 13, for short-term debtors and creditors (which are included in the Group's consolidated balance sheet at amounts which are not significantly different from their fair values). This means that these amounts are excluded from the following tables except for note 22 (c).

(a) Fair Values and Book Values of Financial Instruments

The comparison of fair and book values of all the Group's financial instruments is set out below. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates.

	Fair value 2002 £m	Book value 2002 £m	Fair value 2001 £m	Book value 2001 £m
Short-term borrowings	(180.2)	(180.2)	(158.4)	(158.4)
Long-term borrowings	(277.9)	(277.4)	(10.9)	(10.5)
Cash at bank and in hand	416.9	416.9	133.7	133.7
Net debt	(41.2)	(40.7)	(35.6)	(35.2)
Creditors payable in more than one year	(5.5)	(5.5)	(3.3)	(3.4)
Fixed asset investments	29.1	20.5	25.2	21.1
Current asset investments	86.9	86.9	127.9	127.9
Securities purchased under agreements to resell	21.0	21.0	104.0	104.0
Debtors receivable in more than one year	44.6	44.6	70.4	70.2
Hedging instruments				
Instruments, including forward foreign currency contracts, interest rate swaps, and caps and collars	1.4	–	3.7	–
Trading Instruments				
Commodity contracts				
Assets	1.1	1.1	7.2	7.2
Liabilities	(1.3)	(1.3)	(4.6)	(4.6)
Other trading instruments				
Forward foreign currency contracts (assets)	7.7	7.7	10.0	10.0
Forward foreign currency contracts (liabilities)	(15.2)	(15.2)	(1.0)	(1.0)
	128.6	119.1	303.9	296.2
Financial liabilities (note 22 (d))		(479.6)		(177.9)
Financial assets (note 22 (e))		598.7		474.1
		119.1		296.2

(b) Aggregated gains and losses on financial instruments used as hedges

Gains and losses on instruments used for hedging are not recognised until the transaction that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are set out in the table below. There are no significant deferred gains and losses on hedges on the balance sheet at the year-end.

	Unrecognised contracts		
	Gains £m	Losses £m	Total £m
Gains/(losses) on hedges at 1 April 2000	0.8	(0.2)	0.6
(Gains)/losses arising in previous years that were recognised this year	(0.8)	0.2	(0.6)
Gains/(losses) arising before this year that were not recognised in this year	–	–	–
Gains/(losses) arising this year that were not recognised this year	4.5	(0.8)	3.7
Gains/(losses) on hedges at 31 March 2001	4.5	(0.8)	3.7
Of which: are expected to be recognised in the profit and loss account:			
In the next year	4.5	(0.8)	3.7
Thereafter	–	–	–
	4.5	(0.8)	3.7
Gains/(losses) on hedges at 1 April 2001	4.5	(0.8)	3.7
(Gains)/losses arising in previous years that were recognised this year	(4.5)	0.8	(3.7)
Gains/(losses) arising before this year that were not recognised in this year	–	–	–
Gains/(losses) arising this year that were not recognised this year	7.6	(6.2)	1.4
Gains/(losses) on hedges at 31 March 2002	7.6	(6.2)	1.4
Of which: are expected to be recognised in the profit and loss account:			
In the next year	7.6	(6.2)	1.4
Thereafter	–	–	–
	7.6	(6.2)	1.4

The Group's policy is to hedge currency and interest rate risks using forward foreign currency contracts and interest rate swaps.

In the table above the carried forward unrecognised net profit at 31 March 2002 of £1.4 million (2001: £3.7 million net profit, 2000: £0.6 million net profit) equates to the difference between the fair values and book values of the hedging instruments in the table in note 22(a).

(c) Unmatched net foreign currency monetary assets and liabilities

The table below shows exposures that give rise to the net currency gains and losses recognised in the profit and loss account after taking into account forward foreign currency contracts entered into by the Group. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operation involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations.

Functional currency of Group operation

	Sterling £m	US dollar £m	Euro £m	Other currencies £m	Total £m
As at 31 March 2002					
Sterling	–	–	–	–	–
US dollar	9.1	–	(13.1)	(3.9)	(7.9)
Euro	0.1	0.3	–	0.2	0.6
Other currencies	0.6	18.8	(0.1)	1.8	21.1
	9.8	19.1	(13.2)	(1.9)	13.8

Other currencies, in the table above, largely relates to Singapore dollars, Swiss francs and Japanese yen.

Functional currency of Group operation

	Sterling £m	US dollar £m	Euro £m	Other currencies £m	Total £m
As at 31 March 2001					
Sterling	–	–	–	–	–
US dollar	8.1	–	17.7	(6.8)	19.0
Euro	0.2	0.1	–	–	0.3
Other currencies	–	16.5	–	0.3	16.8
	8.3	16.6	17.7	(6.5)	36.1

In the table above, other currencies largely relates to Singapore dollars.

(d) Interest rate and currency profile of financial liabilities

The Group's interest rate and currency profile of financial liabilities at 31 March 2002 was as follows:

	Gross financial liabilities £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Non-interest bearing financial liabilities £m
Sterling	(0.3)	(0.1)	–	(0.2)
US dollar	(453.2)	(436.0)	(10.5)	(6.7)
Euro	(12.2)	–	–	(12.2)
Other currencies	(13.9)	(10.9)	–	(3.0)
	(479.6)	(447.0)	(10.5)	(22.1)

The Group's interest rate and currency profile of financial liabilities at 31 March 2001 was as follows:

	Gross financial liabilities £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Non-interest bearing financial liabilities £m
Sterling	(0.8)	(0.4)	–	(0.4)
US dollar	(161.1)	(144.2)	(10.5)	(6.4)
Euro	–	–	–	–
Other currencies	(16.0)	(15.5)	–	(0.5)
	(177.9)	(160.1)	(10.5)	(7.3)

The tables above take into account forward foreign currency contracts entered into by the Group.

The weighted average interest rate of fixed rate financial liabilities is 7.44 per cent (2001: 7.44 per cent). The weighted average years to maturity of fixed rate financial liabilities is 1.7 years (2001: 2.7 years). The fixed rate borrowings relate to the private placement notes which are detailed in note 20.

During the year floating rate borrowings bore interest at LIBOR plus between 25 and 80 basis points (2001: LIBOR plus between nil and 50 basis points). Floating rates may be fixed in advance for periods of up to six months.

Non-interest bearing financial liabilities mainly relate to forward foreign exchange contracts, which have a weighted average period until maturity of 0.3 years (2001: 0.1 years).

(e) Interest rate and currency profile of financial assets

The interest rate and currency profile of financial assets at 31 March 2002 was as follows:

	Gross financial assets £m	Floating rate financial assets £m	Fixed rate financial assets £m	Non-interest bearing financial assets £m
Sterling	39.2	26.6	–	12.6
US dollar	396.4	215.2	–	181.2
Euro	104.4	74.2	–	30.2
Other currencies	58.7	54.2	–	4.5
	598.7	370.2	–	228.5

Total financial assets are	
Cash at bank and in hand	416.9
Current asset investments	86.9
Securities purchased under agreements to resell	21.0
Fixed asset investments	20.5
Debtors receivable in more than one year	44.6
Forward foreign currency contracts and other	8.8
	598.7

The interest rate and currency profile of financial assets at 31 March 2001 was as follows:

	Gross financial assets £m	Floating rate financial assets £m	Fixed rate financial assets £m	Non-interest bearing financial assets £m
Sterling	23.6	21.2	–	2.4
US dollar	430.3	360.4	–	69.9
Euro	8.7	6.6	–	2.1
Other currencies	11.5	8.5	–	3.0
	474.1	396.7	–	77.4

Total financial assets are:	
Cash at bank and in hand	133.7
Current asset investments	127.9
Securities purchased under agreements to resell	104.0
Fixed asset investments	21.1
Debtors receivable in more than one year	70.2
Forward foreign currency contracts and other	17.2
	474.1

In the above tables non-interest bearing financial assets mainly relate to cash balances and current asset investments in 2002, and to current asset investments in 2001. The floating rate financial assets principally comprise cash and deposit balances which earn interest at rates which fluctuate according to money market rates.

(f) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at 31 March was as follows:

	2002 £m	2001 £m
In one year or less or on demand	196.7	164.0
In more than one year but not more than two	14.3	2.6
In more than two years but not more than five	268.6	11.3
	479.6	177.9

(g) Borrowing facilities

The undrawn committed facilities available are:

	2002 £m	2001 £m
Expiring in one year or less	410.9	454.3
Expiring in more than one year but not more than two	259.9	–
	670.8	454.3

These facilities incur commitment fees at market rates. The facilities may only be withdrawn in the event of specified events of default. In addition, the Group has uncommitted facilities.

(h) Gains and losses on financial assets and liabilities held for trading

The table below sets out the gains/(losses) on financial assets and liabilities that have been recognised in the profit and loss account relating to trading:

	2002 £m	2001 £m	2000 £m
Commodity futures and options	3.7	(5.3)	3.3
Investments	2.5	4.3	4.8
Forward foreign currency contracts	13.4	10.5	2.7
Options	–	(0.1)	(0.1)
	19.6	9.4	10.7

23. Share capital

	Authorised		Allotted and fully paid	
	Number	£m	Number	£m
Ordinary shares of 10p each attributable to equity interests				
At 1 April 2000	405,384,164	40.5	254,609,494	25.5
Issue of shares under scrip dividend alternative	–	–	261,648	–
Issue of shares – share options	–	–	1,455,000	0.2
Issue of shares – share placing January 2001	–	–	11,194,030	1.1
At 31 March 2001	405,384,164	40.5	267,520,172	26.8
'A' ordinary shares of 10p each attributable to non-equity interests				
At 1 April 2000	14,615,836	1.5	14,615,836	1.5
Cancellation of 'A' ordinary shares	(14,615,836)	(1.5)	(14,615,836)	(1.5)
At 31 March 2001	–	–	–	–
Ordinary shares of 10p each attributable to equity interests				
At 1 April 2001	405,384,164	40.5	267,520,172	26.8
Issue of shares – share options	–	–	100,000	–
Repurchase of shares	–	–	(400,000)	(0.1)
At 31 March 2002	405,384,164	40.5	267,220,172	26.7

There remain outstanding at 31 March 2002, options to acquire 313,682 (2001: nil) ordinary shares granted under the unapproved part of the Man Group Executive Share Option Scheme 2001, options to acquire 347,423 (2001: nil) ordinary shares granted under the Inland Revenue Approved Share Save Scheme and options to acquire 52,262 (2001: nil) ordinary shares granted under the US Internal Revenue Code qualifying Employee Stock Purchase Plan, enabling certain directors and members of staff to acquire ordinary shares between 2003 and 2011 at prices ranging from 744p to 1047p.

There remained outstanding at 31 March 2001 options to acquire 100,000 (2000: 964,000) Ordinary Shares granted under the Company's Approved Executive Share Option Scheme and options to acquire nil (2000: 591,000) Ordinary Shares granted under the Unapproved Executive Share Option Scheme. According to the date

of grant the option price varies between 150p and 180p per share and the options may be exercised between three and ten years from the date of grant provided that the growth in the Company's earnings per share on the previous three year period exceeds the increase in the Retail Prices Index by at least 2 per cent per annum.

Between 22 February 2002 and 6 March 2002, the Company repurchased ordinary shares with a nominal value of £40,000 at a total cost of £4.0 million. These repurchased ordinary shares were treated as cancelled upon delivery to the Company.

Pursuant to a Special Resolution of the Members passed on 13 March 2000, 14,615,836 ordinary shares of 10p each fully paid in the capital of the Company were redesignated as 'A' ordinary shares of 10p each fully paid on 24 March 2000 and delisted by the London Stock Exchange from 27 March 2000. These shares were transferred to the Company for nil consideration and cancelled on 7 June 2000.

On 19 January 2001 the Company placed for cash 11,194,030 ordinary 10p shares raising £75 million. Issue expenses of £1 million were written off against the share premium account.

24. Reserves

	Share premium account £m	Capital reserve £m	Profit and loss account £m
At 1 April 1999	35.6	0.1	312.5
Currency translation difference	–	–	(3.1)
Issue of ordinary share capital	0.6	–	–
Amounts added back in respect of scrip dividends	(0.1)	–	4.0
Goodwill written off on acquisitions	–	–	22.1
Tax on translation difference taken through reserves	–	–	(0.1)
Retained loss	–	–	(148.3)
At 1 April 2000	36.1	0.1	187.1
Currency translation difference	–	–	22.6
Issue of ordinary share capital	75.3	–	–
Amounts added back in respect of scrip dividends	–	–	1.4
Goodwill written off on acquisitions	–	–	(2.2)
Cancellation of 'A' ordinary shares	–	1.5	–
Retained profit	–	–	84.7
At 31 March 2001	111.4	1.6	293.6
Currency translation difference	–	(0.1)	(2.4)
Issue of ordinary share capital	0.1	–	–
Cancellation and purchase own shares	–	0.1	(4.0)
Adjustment to goodwill written off on acquisitions	–	–	0.8
Retained profit	–	–	103.7
At 31 March 2002	111.5	1.6	391.7

The cumulative goodwill written off on businesses continuing within the Group amounts to approximately £40.4 million (2001: £41.2 million, 2000: £34.9 million). In 2002 the adjustment to goodwill written off on acquisitions of £0.8 million (2001: £(2.2) million) relates to an earn-out adjustment to goodwill written off to reserves on acquisition in 1996.

Notes 25 to 30 provide details of the net cash inflow/(outflow) from the following activities:

25. Operating activities

	2002 £m	2001* £m	2000* £m
Operating profit	179.9	156.3	93.9
Depreciation of tangible fixed assets	9.0	9.9	20.5
Amortisation of goodwill	5.8	3.8	1.0
Amortisation of fixed asset investments	10.6	1.9	6.4
(Profit)/loss on sale of tangible fixed assets	–	(2.6)	0.1
(Profit)/loss on sale of fixed asset investments	(0.5)	(1.3)	1.7
Decrease in stocks	–	0.1	8.4
(Increase)/decrease in debtors	(269.6)	714.4	(565.3)
Decrease/(increase) in securities purchased under agreements to resell	82.4	(100.6)	–
Decrease/(increase) in current asset investments	42.2	(57.0)	43.9
(Decrease)/increase in creditors	(9.9)	(621.7)	413.4
Costs in relation to exceptional items (see note 6)	2.8	(4.1)	(4.5)
	52.7	99.1	19.5

* There has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

The increase in debtors in 2002 is largely due to the increase in loans to funds, as detailed in note 17.

26. Returns on investments and servicing of finance

	2002 £m	2001 £m	2000 £m
Interest received	51.1	55.4	56.9
Interest paid	(31.4)	(51.2)	(83.0)
Dividends paid by subsidiaries to minority shareholders	–	–	(3.6)
	19.7	4.2	(29.7)

27. Capital expenditure and financial investment

	2002 £m	2001* £m	2000* £m
Purchase of tangible fixed assets	(12.1)	(10.3)	(15.9)
Sale of tangible fixed assets	0.5	6.8	1.8
Purchase of fixed asset investments	(32.0)	(38.6)	(15.5)
Sale of fixed asset investments	9.7	7.8	4.4
	(33.9)	(34.3)	(25.2)

* There has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

28. Acquisitions and disposals

	2002 £m	2001 £m	2000 £m
Purchase of businesses and subsidiaries (note 32)	(4.2)	(78.2)	(1.1)
Net cash acquired with businesses and subsidiaries	22.8	2.5	–
Sale of businesses and subsidiaries (note 33)	–	(4.0)	9.1
Net cash disposed of with businesses and subsidiaries	–	(1.0)	(25.3)
	18.6	(80.7)	(17.3)

29. Management of liquid resources

	2002 £m	2001 £m	2000 £m
Decrease/(increase) in term deposits	16.9	(20.2)	(7.5)

Liquid resources primarily comprise term deposits with banks, except those repayable on demand.

30. Financing

	2002 £m	2001 £m	2000 £m
Issue of ordinary share capital (including exercise of share options)	0.1	76.6	0.7
Purchase and cancellation of own shares	(4.0)	–	–
Increase in short-term borrowings	24.7	120.2	427.4
Increase/(decrease) in long-term borrowings	265.2	(271.9)	(227.4)
	286.0	(75.1)	200.7

31. Analysis of net debt

	Cash £m	Overdrafts £m	Loans: Less than one year £m	Loans: More than one year £m	Net debt £m
At 1 April 1999	119.4	(7.5)	(162.2)	(496.6)	(546.9)
Cash flow	145.6	(31.0)	(427.4)	227.4	(85.4)
Acquisitions and disposals*	–	–	566.4	6.6	573.0
Other non-cash charges	–	–	(3.1)	3.1	–
Currency translation difference	3.1	(0.4)	(0.7)	(4.1)	(2.1)
At 31 March 2000	268.1	(38.9)	(27.0)	(263.6)	(61.4)
Cash flow	(161.4)	38.5	(120.2)	271.9	28.8
Acquisitions and disposals*	–	–	–	3.7	3.7
Currency translation difference	27.0	(3.4)	(7.4)	(22.5)	(6.3)
At 31 March 2001	133.7	(3.8)	(154.6)	(10.5)	(35.2)
Cash flow	281.5	3.1	(24.7)	(265.2)	(5.3)
Currency translation difference	1.7	–	(0.2)	(1.7)	(0.2)
At 31 March 2002	416.9	(0.7)	(179.5)	(277.4)	(40.7)

* excluding cash and overdrafts

32. Purchase of businesses and subsidiaries

	2002	2001			2000
	Total £m	Glenwood £000	Other £000	Total £m	Total £m
Net assets acquired					
Tangible fixed assets	0.4	0.1	0.1	0.2	3.5
Fixed asset investments	0.9	4.0	–	4.0	–
Stocks	–	–	–	–	9.9
Debtors	1.4	5.1	0.2	5.3	1.6
Cash at bank and in hand	22.8	0.9	1.6	2.5	0.2
Bank overdrafts	–	–	–	–	(0.2)
Bank loans	0.1	–	–	–	(9.2)
Creditors	(23.4)	(1.3)	(0.5)	(1.8)	(3.3)
	2.2	8.8	1.4	10.2	2.5
Goodwill	2.3	67.2	4.1	71.3	2.1
Less share of net assets of associate converted to subsidiary	–	–	(0.4)	(0.4)	(1.4)
	4.5	76.0	5.1	81.1	3.2
Satisfied by					
Cash	4.2	75.6	2.6	78.2	1.1
Deferred consideration	0.3	0.4	2.5	2.9	2.1
	4.5	76.0	5.1	81.1	3.2

There are no material differences between the book value of net assets acquired and the fair value ascribed.

In October 2000, the Group acquired Glenwood's on-shore US business and the remaining 40 per cent of Glenwood's off-shore business. In October 2000, the Group acquired the customer accounts of First American Discount Corporation.

33. Sale of businesses and subsidiaries

	2002 £m	2001 £m	2000 £m
Net assets disposed of			
Tangible fixed assets	–	4.3	134.2
Intangible fixed assets	–	–	0.6
Fixed asset investments	–	–	37.0
Stocks	–	3.1	377.9
Debtors	–	5.3	371.5
Short term investments	–	–	3.4
Cash at bank and in hand	–	1.0	25.3
Bank loans	–	(3.7)	(582.2)
Creditors	–	(0.3)	(221.0)
Deferred taxation	–	(0.6)	(6.2)
Minority interest	–	–	(14.8)
	–	9.1	125.7
Less residual share of net assets of subsidiary transferred to associates	–	–	(10.1)
Payout/(proceeds)	–	4.0	(9.1)
Deferred consideration	–	–	(0.9)
	–	13.1	105.6
Being:			
Loss on sale	–	13.1	67.4
Dividend in specie	–	–	60.2
Adjustment for goodwill previously written off	–	–	(22.0)
	–	13.1	105.6

The 2001 figures relate to the sale of US Nuts activities and adjustments to the management buyout reported in 2000. Businesses and subsidiaries sold during 2000 generated £17.5 million of the Group's net operating cash flows, paid £36.2 million in respect of net returns on investments and servicing of finance, paid £6.1 million in respect of taxation and incurred £9.9 million for capital expenditure.

34. Post balance sheet events

The Company announced on 23 May 2002 the proposed acquisition of RMF, subject to the necessary regulatory approvals, for consideration of £571 million in cash and shares. It also announced an associated Placing underwritten by Merrill Lynch, to raise net proceeds of $260 million (£178 million) to fund part of the cash element of the consideration. RMF's shareholders' funds as shown in their audited financial statements as at 31 December 2001, adjusted on a UK GAAP basis, were £109.1 million.

RMF is a leading European provider of alternative investment products focused on the institutional market. RMF provides tailored solutions across a wide range of alternative investments including hedge funds, high yield and private equity, principally as a fund of hedge funds manager. As at 31 March 2002, RMF had funds under management of approximately $8.5 billion (£5.8 billion), of which approximately $6.7 billion (£4.6 billion) was invested in hedge fund products. As shown in their audited financial statements for the year ended 31 December 2001, adjusted on a UK GAAP basis, RMF reported retained profit of £15.2 million.

The acquisition of RMF provides the Combined Group with a broadened range of money management expertise, greater depth of structuring skills and a leading presence in the institutional sector of the alternative investments market (excluding real estate and private equity).

35. Related party transactions

2002

During 2002, the Group companies, Glenwood Capital Investment LLC and Man-AHL (USA) Corp., acted as trading advisor to the following funds: Glenwood Partners, Lexington Associates, Glenwood Diversified Fund, AHL Diversified (USA) LP, AHL Diversified II (USA) LP, AHL Alpha Class A and AHL Class B. For their services, Glenwood Capital Investments LLC and Man-AHL (USA) Corp. received management and incentives fee income from the funds of £9.9 million in aggregate and £0.9 million of brokerage fee income in aggregate. In addition, another Group company, Man Financial Inc, acted as broker to AHL Diversified (USA) LP, AHL Diversified II (USA) LP, AHL Alpha Class A and AHL Alpha Class B. Man Financial Inc received brokerage income of £0.5 million in aggregate from these funds. At 31 March 2002, Glenwood Capital Investments LLC and Man-AHL (USA) Corp. included amounts outstanding of £2.0 million in debtors in relation to the funds listed above. All transactions are carried out on an arm's length basis. Figures have not been given for the comparative period as they are deemed not to be material.

2001

On 24 March 2000 the Group completed the disposal of its Agricultural Products businesses to a newly formed company (E D & F Man Holdings Limited) controlled by a management buyout group. The Group's shareholders approved the disposal at an Extraordinary General Meeting held on 13 March 2000. On completion, the Group received a total value of £569.0 million. The value was satisfied by the repayment or assumption by E D & F Man Holdings Limited of £508.8 million in net debt and the effective cancellation of 14,615,836 E D & F Man Group plc shares with a value of £60.2 million. The management buyout group included François Lavooij, Rafael Muguiro, Robert Oddy, Daniel Rosenblum, Anthony Stillitano and Michael Stone, all of whom were directors of the Company until completion of the transaction. Pursuant to this disposal the Group agreed to subscribe for $100 million of Loan Notes in the management buyout group. These are repayable over a maximum of 10 years and bear interest, based on LIBOR, payable annually. In addition, at 31 March 2000 the Group owed the management buyout group £31.2 million in respect of Brokerage trading balances.

36. Contingent Liabilities

2002

The Group guarantees its share of Sugar Australia's operating leases, which amounts to £14 million. In addition, the Group has given first risk of loss guarantees as detailed in note 22.

The items disclosed in the prior year in connection with the sale of the Agricultural Products businesses have been settled during the year as disclosed in note 6.

2001

The Group has given limited warranties to E D & F Man Holdings Limited in connection with the sale of the Agricultural Products businesses. Claims under these warranties will be set off against recoveries made in relation to certain contingent assets which have been transferred to E D & F Man Holdings Limited as part of the disposal. The potential net liability of the Company in respect of these items will be capped at $90 million (£56.4 million). There are also warranties and indemnities to E D & F Man Holdings Limited in relation to, among other matters, taxation (limited to $20 million (£12.5 million)) and contingent liabilities (limited to $30 million (£18.8 million)) of the Agricultural Products businesses. The limit in taxation may be increased by up to $10 million (£6.3 million), any such increase to be deducted from the limit in relation to contingent liabilities.

37. Financial commitments

(a) Operating leases

	Land & Buildings		
	2002 £m	2001 £m	2000 £m
Annual commitments at 31 March in respect of non-cancellable operating leases expiring			
Within one year	2.0	1.5	0.5
Between two and five years	3.8	3.1	0.8
Over five years	5.4	3.2	4.3
	11.2	7.8	5.6

(b) Capital commitments

	2002 £m	2001 £m	2000 £m
Expenditure contracted for but not provided for in the accounts	0.3	1.5	–

38. Employee trusts

The accounts of the employee trusts have been included in these accounts in accordance with UITF 13. The employee trusts are controlled by independent trustees and their assets are held separately from those of the Group.

Contributions to the employee trusts are determined by the Board annually. The contribution made in respect of the current year was £20.4 million (2001: £19.0 million, 2000: £5.7 million). It is intended that the employee trusts will continue to facilitate the acquisition of shares in the Company by directors and senior employees.

At 31 March 2002 the net assets of the employee trusts amounted to £45.1 million (2001: £44.3 million, 2000: £29.1 million). These assets include 9,611,060 (2001: 9,324,162, 2000: 9,297,221) Ordinary Shares in the Company. These shares are included within fixed asset investments at cost less amortisation to reflect the obligations of the trusts. Other assets were primarily cash and receivables from employees in connection with the purchase of shares in the Company. The trustees of one of the employee trusts waived all but 0.01p (2001, 2000: 0.0025p) of the interim dividend for the year ending 31 March 2002 on each of 7,387,812 (2001: 5,728,352, 2000: 8,816,546) of the Ordinary Shares registered in its name at the relevant date for eligibility for the interim dividend, and all but 0.01p of the final dividend for the year ending 31 March 2001 on each of 6,397,693 (2001: 6,423,438, 2000: 8,999,750) of the ordinary shares registered in its name at the relevant date for eligibility for the interim dividend (2001 interim: 5,728,352, 2000 interim: 8,816,546 Ordinary Shares).

39. Exchange rates

The following rates of exchange have been used in preparing these accounts:

	Year-end rates			Average rates		
	2002	2001	2000	2002	2001	2000
Australian dollar	2.67	2.92	2.63	2.78	2.64	2.50
Euro	1.63	1.61	1.67	1.62	1.62	1.56
Singapore dollar	2.63	2.57	2.73	2.60	2.55	2.73
Swiss franc	2.40	2.46	2.65	2.42	2.50	2.50
US dollar	1.42	1.42	1.60	1.43	1.47	1.61

Part V

Additional information

1. Incorporation

Man Group plc (the "Company") formerly known as E D & F Man Group plc was incorporated in England and Wales under the Companies Act 1985 (as amended) (the "Act") on 22 April 1994 as a company limited by shares under the name E D & F Man Group Limited, with registered number 2921462. On 5 September 1994 the Company was re-registered under the Act as a public company limited by shares. On 29 September 2000, the name of the Company was changed to that of Man Group plc. The Company's registered office and principal place of business is at Sugar Quay, Lower Thames Street, London EC3R 6DU.

2. Share Capital

2.1 As at the date of this document, the authorised share capital of the Company is £40,538,416.40 divided into 405,384,164 Ordinary Shares of 10p each of which £26,722,017.20 is issued and fully paid. On 28 June 1994, the authorised share capital of the Company was increased to £42,000,000 by ordinary resolution at the Company's 1994 annual general meeting. On 11 July 2001, at the Company's 2001 annual general meeting, the Directors were given authority to allot a maximum of 89,173,390 Ordinary Shares of 10p each which authority will lapse on the earlier of 10 October 2002 and the conclusion of the Company's 2002 annual general meeting.

2.2 As at 22 May 1999, the authorised share capital of the Company was £42,000,000 divided into 420,000,000 Ordinary Shares of 10p each of which £26,772,807.70 was issued and fully paid. Pursuant to a special resolution dated 13 March 2000 passed in connection with the demerger of the Company's Agricultural Products business, 14,615,836 Ordinary Shares were delisted, redesignated as A shares and subsequently cancelled. Since 22 May 1999 there have been the following changes in the authorised and issued share capital of the Company:

Date		Total	
6 March 2002	(50,000)	267,220,172	Market purchase @ 1003p per Ordinary Share and cancellation
25 February 2002	(100,000)	267,270,172	Market purchase @ 1018.27p per Ordinary Share and cancellation
22 February 2002	(250,000)	267,370,172	Market purchase @ 992.68p per Ordinary Share and cancellation
6 June 2001	100,000	267,620,172	Executive option exercised
16 February 2001	560,000	267,520,172	Executive option exercised
19 January 2001	11,194,030	266,960,172	Cash Placing @ 670p per Ordinary Share
17 November 2000	432,000	255,766,142	Executive option exercised
17 October 2000	288,000	255,334,142	Executive option exercised
1 September 2000	261,648	255,046,142	Scrip Dividend
17 August 2000	75,000	254,784,494	Executive option exercised
7 April 2000	100,000	254,709,494	Executive option exercised
27 March 2000	(14,615,836)	254,609,494	Delisting of 14,615,836 Ordinary Shares (see paragraph 2.2)
21 March 2000	100,000	269,225,330	Executive option exercised
24 February 2000	110,000	269,125,330	Executive option exercised
27 January 2000	200,000	269,015,330	Executive option exercised
21 January 2000	234,767	268,815,330	Scrip Dividend
3 September 1999	852,486	268,580,563	Scrip Dividend

2.3 By special resolution dated 11 July 2001, the Company, empowered by section 95 of the Act, disapplied pre-emption rights in respect of allotments to holders of Ordinary Shares up to an aggregate nominal value not exceeding £1,337,600. This power is to expire on the earlier of 10 October 2002 or the Company's next annual general meeting.

2.4 The Company remains subject to the continuing obligations of the UKLA with regard to the issue of securities for cash and the provisions of section 89 of the Act (which confers on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash) apply to the

balance of the authorised but unissued share capital of the Company which is not the subject of the disapplication referred to above.

2.5 Save as disclosed in this Part, since 22 May 1999:

(i) there has been no issue of share or loan capital of the Company and no material issue of share or loan capital of any subsidiary undertaking (otherwise than intra-Group issues by wholly-owned subsidiary undertakings and pro rata issues by partly-owned subsidiary undertakings) for cash or other consideration; and

(ii) no commissions, discounts, brokerages or other special terms have been granted by the Company or any subsidiary undertaking in connection with the issue, conversion or sale of any share or loan capital of the Company or any of its subsidiary undertakings.

2.6 As at 22 May 2002 (the latest practicable date before the printing of this document) options to subscribe for 709,925 Ordinary Shares are outstanding under the Share Option Schemes more particularly described in paragraph 8 below. Save as disclosed in Part V, no share or loan capital of the Company or any of its subsidiary undertakings is under option or is agreed conditionally or unconditionally to be put under option.

2.7 The Ordinary Shares are, and the New Ordinary Shares will be, in registered form and are capable of being held in uncertificated form. Temporary title documents will not be issued in connection with the Placing.

2.8 The Ordinary Shares are, and the New Ordinary Shares will be, listed on the Official List and traded on the London Stock Exchange.

2.9 The premium at which New Ordinary Shares will be issued to their nominal value of 10p each will be 890p.

3. Principal Subsidiaries and Associated Companies

3.1 Man Group plc is the ultimate holding company of the Group the principal activities of which is to act as a provider of alternative investment products and as a futures broker.

3.2 The Company has the following principal subsidiary undertakings all of which are wholly owned either directly or indirectly by the Company and consolidated into the annual financial statements of the Company.

Name	Principal Activity	Registered Office
E D & F Man Group Limited	Group holding company	Sugar Quay Lower Thames Street London EC3R 6DU
E D & F Man Limited	Group holding company	Sugar Quay Lower Thames Street London EC3R 6DU
Man Financial Limited	Futures and options brokers	Sugar Quay Lower Thames Street London EC3R 6DU
Man Investment Products Limited	Specialist fund managers	Sugar Quay Lower Thames Street London EC3R 6DU
Man International Inc.	Futures and options brokers	33N Lasalle Street Chicago, Illinois, 60605 USA
Man Management AG.............	Structuring and world-wide marketing of investment products	Bahnhofstrasse 15 CH8808 Pfäffikon SZ Switzerland
E D & F Man Capital Investments Limited......................	Investment company and financial dealings	7-11 Britannia Place Bath Street, St. Helici Jersey JE4 8U5

4. Memorandum of Association

The Memorandum of Association of the Company provides that the principal object of the Company is, *inter alia,* to carry on business as a holding company. The further objects for which the Company is established include the carrying on of business as a general commercial company. The objects of the Company are set out in full in paragraph 4 of its Memorandum of Association which is available for inspection at the address specified in paragraph 18 below.

5. Articles of Association

5.1 The Articles of Association of the Company (the "Articles") were adopted, by a special resolution of the Company passed on 31 August 1994 and amended pursuant to Special Resolutions passed on 31 August 1994, 8 September 1995, 2 September 1996, 13 March 2000 and 31 August 2000.

Voting rights

5.2 Subject to any special terms as to voting, every member present in person at a general meeting has upon a show of hands one vote and every member present in person or by proxy has upon a poll one vote for every share held by him. Unless the Board otherwise determines, voting rights may not be exercised by a member who has not paid to the Company all calls or other sums then payable by him in respect of shares in the Company, or by a member who has been subjected to that sanction by the Board after failure to provide the Company with information concerning interests in those shares required to be provided under the Articles or the Act.

Transfer of shares

5.3 Any member may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve. Any instrument of transfer must be signed by or on behalf of the transferor and (in the case of a partly paid share) the transferee and the transferor is deemed to remain the holder until the name of the transferee is entered in the register. The Board may, without assigning any reason, decline to register any transfer or any share that is not a fully paid up share or on which the Company has a lien provided that in the opinion of the Board the exercise of such power does not disturb the market to allow dealings to take place on an open and proper basis. The Board may also decline to register any transfer unless the duly stamped instrument of transfer:

(i) is lodged with the Company accompanied by the relevant share certificate and such other evidence of the right of the transferor to transfer as the Board may reasonably require;

(ii) is in respect of only one class of share; and

(iii) if to joint transferees, is in favour of not more than four such transferees.

5.4 The Board may also decline to register a transfer of shares (except for certain types of transfer) after there has been a failure to provide the Company with information concerning interests in those shares required under the Articles or the Act, until the Board is satisfied that the required information has been produced to the Company or the shares in question have been lawfully transferred.

5.5 The Company may from time to time suspend the registration of transfers for a period or periods not exceeding thirty days in any one year.

Dividends

5.6 Subject to the Act, the Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. The Board may, insofar as, in its opinion, the profits of the Company justify such payments, pay interim dividends from time to time, and also any fixed rate dividend on the half yearly or other dates prescribed for payment.

5.7 Unless, and to the extent that, the rights attached to or the terms of issue of any shares otherwise provide, all dividends will be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid.

5.8 The Board may withhold dividends payable on shares after there has been a failure to provide the Company with information concerning interests in the shares required to be provided under the Articles or the Act until the Board is satisfied that the required information has been produced to the Company or the shares in question have been lawfully transferred.

5.9 Any dividend unclaimed after a period of twelve years from the date such dividend is payable will be forfeited and revert to the Company.

Distribution of assets on winding-up

5.10 Subject to the rights of the holders of shares having priority on winding-up or liquidation, a liquidator may, with the authority of an extraordinary resolution, divide among the members in specie or kind the whole or

any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such values as he deems fair upon any assets to be so divided and may determine how such division shall be carried out as between the members or different classes of members.

Variation of rights

5.11 Subject to the Act, rights attached to any class of shares may be varied or abrogated with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of that class, or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

5.12 The rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to, or the terms of issue of, such shares, be deemed to be altered by the creation or issue of further shares ranking *pari passu* therewith.

Borrowing powers

5.13 The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

5.14 The Board must however restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure that the aggregate principal amount from time to time outstanding of all moneys borrowed by the Group (exclusive of moneys borrowed to the extent that they are within the Group) shall not, without the previous sanction of an ordinary resolution of the Company, at any time exceed an amount equal to eight times the Adjusted Capital and Reserves (as defined in the Articles).

Alteration of capital

5.15 The Company may by ordinary resolution increase, consolidate or sub-divide its share capital or cancel any shares which at the date of passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled. The Company may by special resolution, subject to any confirmation or consent required by law, reduce its share capital or any capital redemption reserve or share premium account or other undistributable reserve.

Appointment of Directors

5.16 The Company may by ordinary resolution of which 21 days' notice is given, and the Board may, for a period up until the next following annual general meeting, appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Board. A Director appointed by the Board shall be eligible for re-appointment at the next following annual general meeting but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting.

Number of Directors

5.17 Unless otherwise determined by ordinary resolution of the Company and subject to any special class rights the directors shall be not less than 3 and not more than 18 in number.

Age of Directors

5.18 No person is disqualified from being appointed a Director or is required to vacate that office by reason only of the fact that he has attained the age of 70 years or any other age, nor is it necessary to give special notice of a resolution appointing or approving the appointment of a Director by reason only of his age. Where the Board convenes any general meeting at which a Director will be proposed for appointment who has, at the date of such meeting, attained the age of 70 years or more the Board shall not be required to give notice of his having attained such age in the notice convening the meeting.

Remuneration of Directors

5.19 The remuneration of the Directors for their services as such shall be determined by the Board but shall not exceed in aggregate the sum of £500,000 per annum. Any Director who is appointed to any executive office shall be entitled to receive such remuneration (whether by way of salary, commission, participation in profits or

otherwise) as the Board or any committee of the Board may determine and either in addition to or in lieu of his remuneration as a Director. In addition any Director who by request goes or resides abroad for any purposes of the Company, or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director, may be paid such extra remuneration or such other benefits as the Board or any committee of the Board may determine. Each Director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board or committees of the Board or of the Company or separate meetings of the holders of any class of shares or of debentures of the Company and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director. The Board shall have the power to purchase and maintain insurance for, or for the benefit of, any persons who are or were at any time Directors of the Company against liability incurred by such persons in connection with their duties in the Company.

Rotation of Directors

5.20 At each annual general meeting of the Company one-third of the Directors for the time being or, if their number is not a multiple of three, then the number nearest to but not exceeding one-third shall retire from office. Notwithstanding the foregoing, each Director shall retire from office no later than the third annual general meeting following the annual general meeting of appointment or reappointment. The Directors who retire shall include any Director who wishes to retire and not to offer himself for re-election and shall thereafter be those who have been longest in office, or in the case of those who became or were last appointed on the same day shall (unless they otherwise agree among themselves) be determined by lot. The Directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the Board at the start of business on the date of the notice convening the annual general meeting and no Director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the Directors after such date but before the close of the meeting. A retiring Director may, if willing to act, be reappointed.

Pensions and gratuities for Directors

5.21 The Board on behalf of the Company or any committee authorised by the Board may exercise all the powers of the Company to grant and pay pensions or other benefits in favour of any person, including any Director or former Director or his relations, connections or dependants, but no benefits may be granted to or in respect of a Director or former Director who has not been employed by or held an executive or other office or place of profit under the Company or any of its subsidiaries or their predecessors in business without the approval of the Company by ordinary resolution.

Restrictions on voting

5.22 Save as provided below, a Director may not vote on, or be counted in a quorum in relation to, any resolution of the Board in respect of any transaction in which he is materially interested and, if he does so, his vote will not be counted. These prohibitions do not apply to a Director in relation to:

(i) the giving to him of any guarantee, security or indemnity in respect of money lent by him or obligations undertaken by him for the benefit of the Company or any of its subsidiaries;

(ii) the giving by the Company or any of its subsidiaries of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries in respect of which he has himself given an indemnity, guarantee or security in whole or in part;

(iii) the subscription and purchase by him of shares, debentures or other securities of the Company or any of its subsidiaries pursuant to any offer to members or debenture holders of the Company or the public or the underwriting by him of any shares, debentures or other securities;

(iv) any transaction in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(v) any transaction concerning any other company (not being a company in which such Director is interested, directly or indirectly, in one per cent or more of the equity shares or voting rights) in which he is interested directly or indirectly;

(vi) any proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme that relates both to the Directors and employees of the Company or any of its subsidiaries and that does not accord to any Director as such any privilege or advantage not generally accorded to the relevant employees;

(vii) any proposal for the purchase or maintenance of certain insurance for the benefit of any Directors; and

(viii) a Director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment as the holder of any office or place of profit with the Company or any other company in which the Company is interested (including the arrangement or variation of the terms thereof, or the termination thereof).

Purchase of own shares

5.23 The Company may, subject to the requirements of the Act and the Articles and to any confirmation or consent required by law, purchase its own shares. If there are outstanding convertible shares, such a purchase shall be sanctioned by extraordinary resolution of the relevant class.

Untraced shareholders

5.24 The Company may, after advertising its intention in both a national daily newspaper and a newspaper circulating in the area of the last known address of the member, sell any shares in the Company if (i) the shares have been in issue for at least twelve years, (ii) during that period at least three cash dividends have become payable on them and have not been claimed or satisfied, and (iii) the Company has not received any communication during the relevant period for a further period of three months after the publication of the advertisements from the holder of the shares or any person entitled to them by transmission. Upon any such sale, the Company will become indebted to the former holder of the shares or the person entitled to them by transmission for an amount equal to the net proceeds of sale.

Non-United Kingdom shareholders

5.25 Members with registered addresses outside the United Kingdom are not entitled to receive notices from the Company, unless they have given the Company an address within the United Kingdom at which such notices may be served.

Disclosure of interests

5.26 The Board may by notice (a "disclosure notice") require any member or other person appearing to be interested or appearing to have been interested in any shares of the Company to disclose to the Company such information as the Board shall, pursuant to any provision of the Act, be entitled to require relating to interests in the shares in question. If the member or other person has not within the period specified in the disclosure notice supplied the information thereby required, the Board may impose sanctions (the nature of which is to be stated in the disclosure notice) on the registered holder of the relevant shares. The period which must elapse from the date of service of the disclosure notice down to the date on which sanctions are imposed is, where (the "first case") the relevant shares represent not less than 0.25 per cent in number of the issued shares of any class of the Company, 14 days; and, in any other case (the "second case"), 28 days. The sanction which may be imposed in either the first or second case is to deprive the registered holder of the right to attend or vote at any general meeting or separate general class meeting or to exercise any other right in relation to any such meeting. In the second case, either or both of the following additional sanctions may be imposed, namely, that the registered member shall, in respect of the relevant shares and any other shares in the Company held by him have no right to receive any dividend or other moneys payable until the sanctions have ceased to apply; and that the Board may decline to register any transfer of the relevant shares or any other shares held by him except for transfers in respect of dealings on recognised investment exchanges or other recognised markets, transfers as a result of an acceptance of a take-over offer and transfers made pursuant to the provisions of the Act conferring powers of compulsory purchase in respect of a take-over offer. Sanctions imposed cease to apply as soon as the Board is satisfied that the required information has been produced to the Company or in the event of a transfer of the relevant shares permitted as aforesaid. The foregoing rights of the Company are in addition to, and do not prejudice or affect, the Company's statutory rights.

6. Directors' Interests

6.1 As at 22 May 2002 (the latest practicable date before the printing of this document) the interests (all of which were beneficial, unless otherwise shown) in the issued share capital of the Company (i) notified by the Directors to the Company pursuant to Section 324 or 328 of the Act or (ii) which were required to be entered in the register maintained under Section 325 of the Act or (iii) being interests of a person connected (within the meaning of Section 346 of that Act) with a Director which would, if the connected person were a Director, be

required to be disclosed under (i) or (ii), the existence of which were known to the Director or which could, with reasonable diligence, be ascertained by the Director, were as follows:

Directors holdings of Ordinary Shares at 22 May 2002

Name of Director	Beneficial	Non Beneficial	Total	Per cent of issued existing share capital
Alison Carnwath	9,000	–	9,000	–
Dugald Eadie	25,000	–	25,000	–
Glen Moreno	20,000	–	20,000	–
Harvey McGrath	7,336,800	–	7,336,800	2.75
Kevin Davis	961,972	153,000*	1,114,972	0.42
Peter Clarke	624,997	–	624,997	0.23
Stanley Fink	4,807,420	127,500*	4,934,920	1.85
Stephen Nesbitt	5,994,257	100,000	6,094,257	2.28

* Stanley Fink and Kevin Davis are trustees of trusts of which they are also beneficiaries.

6.2 Options have been granted to the Directors (for nominal consideration) under the Company's Share Option Schemes as follows:

Shares under option under the Man Group Executive Share Option Scheme 2001

	Date of grant	Number of Ordinary Shares under option	Option Price
Peter Clarke	12 July 2001	54,083	924.5p
Kevin Davis	12 July 2001	54,083	924.5p
Stanley Fink	12 July 2001	75,716	924.5p

The earliest and latest exercise dates are 12 July 2004 and 11 July 2011 respectively.

Shares under option under the Man Group Sharesave Scheme

	Date of Grant	Number of Ordinary Shares under option	Option price
Stanley Fink	4 October 2001	2,268	744p

The earliest and latest exercise dates are 1 November 2006 and 30 April 2007 respectively.

6.3 The following awards and matching awards have been granted to Directors under the Man Long Term Incentive Plan: Peter Clarke 517,439, Kevin Davis 203,629, Stanley Fink 659,718 and Harvey McGrath 209,521. Some of the Ordinary Shares under these awards will be transferred in accordance with the rules of the Man Long Term Incentive Plan to Directors in June 2002 and may be sold.

6.4 Save as disclosed in this paragraph, none of the Directors (or any person connected with them within the meaning of section 346 of the Act) will have, following the Placing, any interest in the share or loan capital of the Company.

6.5 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and which was effected by any member of the Group during the current financial year or the financial year ended 31 March 2002 or during an earlier financial year and which remains in any respect outstanding or unperformed.

6.6 As at 22 May 2002 (the latest practicable date before the printing of this document), there were no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any Director. Peter Clarke, Kevin Davis and Stanley Fink have deferred purchase arrangements under the Assisted Purchase Scheme as described in paragraph 8.

7. Minority Shareholders

7.1 Save as disclosed below, in so far as was known to the Company as at 22 May 2002 (the latest practicable date before the printing of this document), the Company was not aware of any person other than a director who, directly or indirectly, had an interest which represented three per cent or more of the issued share capital of the Company:

Name	No. of Ordinary Shares	Per cent of issued share capital
FMR Corp and Fidelity International Limited Group of companies (non-beneficial)	16,494,407	6.16
Daniel Rosenblum	11,127,301	4.16
Prudential plc	10,659,646	3.98
Barclays PLC	8,137,192	3.04

7.2 The Directors are not aware of any person who could, directly or indirectly, jointly or severally exercise control over the Company.

8. Share-based Incentive Schemes

The following is a summary of the long-term share-based incentive schemes operated by the Group.

The Man Group Long Term Incentive Plan (the "LTIP")

8.1 The Company established the LTIP in conjunction with the E D & F Man Group (No.2) and (No.3) Employees' Trusts. The LTIP is also known as the Performance Share Plan. The Remuneration Committee approves the grant of awards under the LTIP to Executive Directors and certain other senior executives within the Group, with the intention that the trustees of the existing trusts will agree to deliver the shares in question to participants when awards vest.

8.2 Awards are normally granted during the period of six weeks following the announcement of results for any period. Awards are personal to the participant and, except on his death, may not be transferred. The last date for the grant of awards under the LTIP is 1 September 2006.

8.3 The Ordinary Shares under an award will not normally be transferred to a participant within four years of the award date and will not be transferred unless challenging performance conditions (see below) for a three-year performance period beginning on the first day of the financial year in which the award is granted are satisfied. If a participant ceases to be an employee or director of the Group by reason of death, injury, disability, redundancy or retirement, or because the business or company for which he works is transferred out of the Group, then the shares subject to an award may be transferred to him (or, in the event of his death, to his personal representative) within the following 12 months or the 12 months after the end of the performance period, whichever is the later, but if a participant leaves the Group in these circumstances before the end of the performance period, the number of shares which may be transferred shall be *pro rata* to the proportion of the performance period which elapsed before the date of termination. If a participant ceases to be a director or employee of the Group for any other reason, the shares subject to an award can only be transferred to him with the permission of the Remuneration Committee. The shares subject to an award may also be transferred to a participant early in the case of take-over or similar event affecting the Company, in which case the Remuneration Committee can determine whether the relevant performance conditions should be deemed to be satisfied.

8.4 Excluding any matching awards, the maximum value of shares comprised in any award is 100 per cent of a participant's basic annual salary (excluding bonuses and benefits in kind) as at the beginning of the financial year in which the award is granted (or on the award date itself, if the participant was not employed by the Group at the beginning of that financial year). For these purposes, the value of shares is the average middle-market quotation of shares, as derived from the London Stock Exchange Daily Official List, for the five dealing days immediately preceding the award date.

8.5 Executives (including Executive Directors) may also be permitted to participate in the LTIP on a "matching" basis whereby, to the extent that they invest part of their annual bonus in shares in the Company, a matching allocation will be made as represents the amount of personal investment gross of personal tax and social security liabilities. Ordinary Shares purchased under the Assisted Purchase Scheme (as described below) are eligible for a matching allocation on a one to one basis. These matching allocations will be subject to the same challenging performance conditions as for other awards granted under the LTIP (see below). The matching allocation will be forfeited if an executive seeks to withdraw his bonus from the LTIP before the end of the performance period.

8.6 The Company may grant to the trustees one or more options to subscribe for shares in the Company for the purposes of awards granted under the LTIP. The exercise price under such options will not be less than the middle-market quotation of shares in the Company for the dealing day immediately preceding the grant date.

8.7 Any shares issued to the trustees on exercise of such options will be subject to the following maximum dilution limits:

(i) not more than 5 per cent dilution in any ten years, including options to be granted under any executive share option scheme adopted by the Company; and

(ii) not more than 10 per cent dilution in any ten years under all the Company's employees' share schemes.

8.8 Awards may be adjusted to take account of any variation in the Company's share capital. The Remuneration Committee may also amend the terms of the LTIP or any award granted under it, provided that any amendment which is to the advantage of participants requires the approval of shareholders in general meeting, except for minor amendments made to benefit the administration of the LTIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the LTIP or for companies within the Group, or where the amendment relates solely to a special term (e.g. a performance condition). Any amendment that is to the disadvantage of participants requires the consent of a majority of them.

The Man Group Pre-Tax and the Post-Tax Co-Investment Plans (the "Co-Investment Plan")

8.9 Under the Pre-Tax Co-Investment Plan executives make investments out of their pre-tax income whereas under the Post-Tax Co-Investment Plan executives make investments out of their post-tax income. The two plans are broadly the same in terms and, unless indicated to the contrary, this summary refers to both plans (as the Co-Investment Plan).

8.10 The Board may grant an award to any employee (who is not also a director) of the Company and its subsidiaries.

8.11 Awards may only be granted at a time when there is no restriction on dealings in shares by directors of the Company (whether under the Model Code or otherwise) and within the period of 10 years beginning with the date on which the Co-Investment Plan was established.

8.12 No payment is required for the grant of an award. Awards shall not (save in the case of death) be capable of being transferred and shall lapse if the participant is declared bankrupt.

8.13 Under the Pre-Tax Plan, an award may be granted over such number of shares as the Board may determine. Each award shall consist of two parts: 20 per cent of the shares shall be designated as a bonus award and 80 per cent of the shares shall be designated as a matching award.

8.14 Under the Post-Tax Plan, a participant may deposit shares acquired by him using his bonus (after deduction of tax) with the trustees of an employee benefit trust (the "Bonus Investment Shares"). The number of matching shares which are subject to an award (a matching award) will be such number as has a market value equal to a maximum of four times the amount which represents the gross sum that the participant would need to be remunerated by the Company (before deduction of tax) to enable the participant to purchase (after deduction of tax) the Bonus Investment Shares on the award date.

8.15 No awards shall be made under the Co-Investment Plan in any year which would, at the time they are made, cause the market value of the shares (calculated as at the award date) in the Company which are subject to awards under the Co-Investment Plan granted in that year to exceed such limit as the Board may set from time to time.

8.16 Each participant shall be required to pay £1 in aggregate on the acquisition of shares on the exercise of an award under the Co-Investment Plan.

8.17 Bonus awards under the Pre-Tax Plan may normally not be exercised before the first anniversary of the award date. However, if the participant ceases employment for any reason, he may exercise his bonus award within 6 months of so ceasing (or such longer period as the Board permits). Under the Post-Tax Plan, a participant may withdraw the Bonus Investment Shares at any time which will result in a pro-rata reduction of the matching award if such withdrawal occurs within 3 years from the award date.

8.18 Matching awards may normally be exercised after four years beginning with the award date provided the employee remains in the employment of the Group until the date of exercise. However, if the participant ceases employment by reason of death, injury, disability, redundancy, retirement or because the company for which he works is sold out of the Group, a matching award may be exercised within 6 months of his so ceasing (or such longer period as the Board permits) but only in respect of such proportion of the shares subject to the matching award as the period from the award date to the date of cessation bears to the period of three years from the award date.

8.19 The number of shares in respect of which a matching award may be exercised shall be reduced *pro rata* by the number of shares in respect of which a bonus award is exercised in the case of the Pre-Tax Plan and, in the case of the Post-Tax Plan *pro rata*, in respect of the number of Bonus Investment Shares which are sold by the participant, if such exercise or sale (as the case may be) occurs less than 3 years after the award date.

8.20 In the event of an amalgamation, take-over, re-construction or winding-up of the Company, awards may be exercised within one month (or such longer period as the Board may permit).

8.21 In the event of any increase or variation of share capital, the Board may make appropriate adjustments to the number of shares in respect of which an award may be exercised and, where an award has been exercised but no shares have been transferred, to the number of shares which may be so transferred.

8.22 The Board may alter or add to the Co-Investment Plan at any time. Alterations to the disadvantage of participants require their majority consent.

The Man Group Assisted Purchase Scheme

8.23 The trustees of a Man employee benefit trust may use their net available cash assets in assisting employees to purchase ordinary shares. In selecting employees to acquire shares the trustees will consult with the directors of the Company with a view to identifying employees regarded as having a long-term future with the Group and whose continued contribution is important to the prosperity of the Group. Shares will only be sold to members of the Board after consulting with the Remuneration Committee in such form and means as the trustees think fit. Such assistance will normally only be made within six weeks following the announcement of the Company's interim or final results. The trustees will acquire shares in the market which they will sell on to such employees on deferred payment terms at the prevailing market price.

8.24 The terms on which deferred payment obligations will be provided for on share sales (or loans made, if any) will normally be as follows:

(i) The deferred payments (or loans) will normally be repayable over four to ten years in annual instalments;

(ii) Recourse to the purchasing employee will normally be limited to the value of the shares bought;

(iii) Interest will not normally be payable on any deferred payments (or loans);

(iv) Purchasing employees will be required to deposit the share certificates for shares purchased with the trustees. They will not be permitted to withdraw any certificates for such shares from the trustees for sale if the result of so doing would be to reduce the value of the shares so held below 200 per cent of the amount of the outstanding deferred payment obligations or loan, due to the trustees; and

(v) The deferred payments (or loan) will be repayable (or payable) in full with all accrued interest in the event of a sale of shares or within six months of the employee ceasing to be an employee of the Company or any of its subsidiaries although the trustees will reserve the right to waive interest when they think fit.

The Man Corporate Services (Ireland) Limited Employee Share Acquisition Scheme

8.25 The Irish Scheme, which has been approved by the Irish Revenue Commissioners, comprises a trust deed and a set of rules.

8.26 Employees and directors of Man Corporate Services (Ireland) Limited ("Man Ireland") and its subsidiaries whose remuneration is subject to Irish income tax under PAYE and who have been in continuous employment for one month prior to the date on which the bonus pool is determined, may participate in the Irish Scheme.

8.27 Employees can invest in a tax efficient manner a proportion of their annual bonus, augmented by a salary contribution of an amount not exceeding 7.5 per cent of salary, in the trust which purchases Ordinary Shares in the Company on behalf of the electing employee. The maximum amount which an employee may invest in any fiscal year is Euro 12,700.

8.28 The Ordinary Shares allocated under the Irish Scheme are non-forfeitable but must usually remain in the Irish Scheme trust for two years after the date of allocation unless the employee dies or ceases employment by reason of injury, disability or redundancy or reaches the statutory pensionable age (66 years). However, to obtain tax benefits, the Ordinary Shares must remain in the trust for three years.

8.29 Employees to whom Ordinary Shares have been allocated under the Irish Scheme are entitled to dividends paid or capitalisation issues, to participate in rights issues and to direct the trustees as to the exercise of any voting rights in respect of those Ordinary Shares.

8.30 The Board of Man Ireland may amend the Irish Scheme at any time (but subject to the prior consent of any employee whose existing rights under the Irish Scheme would be affected by such amendment). Amendments also require the prior approval of the Irish Revenue Commissioners.

The E D & F Man Group Inland Revenue Approved and Unapproved Executive Share Option Schemes and the E D & F Man Group 1990 Employee Trust Share Option Scheme

8.31 The only outstanding options granted under either the E D & F Man Group 1990 Employee Trust Share Option Scheme (established 1995) or under the Inland Revenue Approved and Unapproved Executive Share Option Schemes (established in 1994), have been exercised. The Remuneration Committee does not propose to approve the grant of further options under any of these schemes.

The Man Group Executive Share Option Scheme 2001 (the "Executive Scheme")

8.32 The operation of the Executive Scheme is supervised by the Remuneration Committee.

8.33 There are two parts to the Executive Scheme. The Company has obtained UK Inland Revenue approval of the "approved" part. The other part of the Executive Scheme is not designed for Inland Revenue approval (the "unapproved part") and permits the grant of options in excess of the £30,000 limit on approved options. Both parts are broadly the same unless indicated to the contrary in this summary. The Executive Scheme is also designed to enable qualifying stock options to be granted to US employees and tax efficient options to be granted to French employees.

8.34 Selected employees and executive Directors of the Company and its subsidiaries, who are not within 12 months of their contractual or anticipated retirement age, are eligible to participate in the Executive Scheme at the discretion of the Remuneration Committee. Participants in the Executive Scheme must be required to devote the whole, or substantially the whole, of their working time to the Company's business.

8.35 Options may be granted in the six week period following the announcement by the Company of its results for any period and at other times in circumstances considered by the Remuneration Committee to be exceptional.

8.36 No options may be granted later than 11 July 2011, although the Executive Scheme's continuing suitability for the Company will be reviewed in 2006.

8.37 No payment is required for the grant of an option. An option is personal to the participant and may not be transferred except on death. Benefits under the Executive Scheme are not pensionable.

8.38 The price per share payable upon the exercise of an option shall not be less than the higher of:

(i) the middle market quotation of a share on the London Stock Exchange on the dealing day preceding the day on which the option is granted or some other day or days before the grant within the 30 days beforehand or (in the case of approved options) agreed with the Inland Revenue (but not prior to the announcement of results); and

(ii) for options over new issue shares, the nominal value of a share.

8.39 No options shall be granted in any year which would at the time they are granted (i) cause the number of shares in the Company which may be allocated under any of the Company's employees' share schemes in the period of 10 years ending with that year to exceed such number as represents 10 per cent of the Ordinary Shares in issue at that time or (ii) cause the number of shares in the Company which may be allocated under any of the Company's executive share option schemes in the period of 10 years ending with that year to exceed such number as represents 5 per cent of the Ordinary Shares in issue at that time.

8.40 The aggregate value of the shares in the Company over which options may be granted to an individual participant under the Executive Scheme in any calendar year shall not normally exceed two times basic salary. This limit may be exceeded in respect of option grants at the time of recruitment, or in other exceptional circumstances. However, it is not currently intended that such grants will exceed two times an employee's earnings (i.e. salary and bonuses) in respect of a financial year.

8.41 An option will only normally be exercisable between three and ten years following its grant provided that the performance condition has been satisfied.

8.42 The Remuneration Committee will set performance conditions for the exercise of options. Details of the performance criteria are set out in the Company's annual report. However, the Remuneration Committee may decide not to impose performance conditions for the exercise of options granted to North American based employees who are not Directors of the Company if it feels this would not be appropriate having regard to local market practice at that time.

8.43 Options normally lapse on cessation of employment. However, exercise may be permitted for a limited period (irrespective of the period for which the option has been held) following death, cessation of employment by reason of ill-health, injury, disability, redundancy, normal retirement or where the participant's employer ceases to be within the Group or in other circumstances at the discretion of the Remuneration Committee, provided that options granted within two years of an employee's retirement age may not normally be exercised more than six months after retirement. Unless the Remuneration Committee decides otherwise, the performance condition will continue to apply in these circumstances.

8.44 In the event of an amalgamation, take-over, reconstruction or winding-up of the Company, options become exercisable early, but the performance conditions continue to apply in these circumstances unless the Remuneration Committee decides otherwise.

8.45 The Remuneration Committee has a discretion under the unapproved part of the Executive Scheme to pay a sum equal to the gain on the option when it is exercised, rather than transferring shares to the option holder, for example where the acquisition of shares is impracticable due to local securities laws or exchange controls.

8.46 Shares allotted under the Executive Scheme rank equally with all other shares of the same class for the time being in issue (except for rights arising by reference to a record date prior to their allotment).

8.47 In the event of any increase or variation of share capital, or in the case of unapproved options the payment of a capital dividend or demerger or like event affecting the Company, appropriate adjustments may be made to the total number of shares subject to options and the price payable on the exercise of options. Any such adjustment requires prior approval by the Inland Revenue to the extent that it relates to approved options.

8.48 In the event of a take-over of the Company an option holder may, in certain circumstances, exchange any option which has not lapsed for a new option relating to shares in a different company (whether the acquiring company or some other company permitted by the rules).

8.49 The Board may extend the Executive Scheme to countries outside the UK. To do this, the Board may need either to vary the Executive Scheme by adding schedules or establish other schemes based on the Executive Scheme which will take account of local tax, exchange control or securities laws in the relevant jurisdictions.

8.50 The Executive Scheme may at any time be altered by the Board in any respect, provided that the prior approval of shareholders in general meeting is obtained for alterations or additions to the advantage of participants to the rules governing eligibility, limits on participation, terms of exercise and adjustment of options, and the amendment of the Executive Scheme, except for minor amendments to benefit the administration of the Executive Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or group companies. No alteration shall be made to the approved part of the Executive Scheme without the prior approval of the Inland Revenue.

The Man Group Sharesave Scheme (the "Sharesave Scheme")

8.51 The principal terms of the Sharesave Scheme, are outlined below. The Company has obtained UK Inland Revenue approval for the Sharesave Scheme.

8.52 All Directors (who work at least 25 hours per week excluding meal breaks) and employees of a participating company who are chargeable to tax under Schedule E, Case I and who have been employed for a qualifying period (if any) within the Group are eligible to participate. The Board can specify any qualifying period of service up to five years and may allow Directors and employees to participate if they do not satisfy these various requirements.

8.53 Directors and employees eligible to participate in the Sharesave Scheme are invited to apply for the grant of options to acquire ordinary shares in the Company. Invitations can only be made during defined grant periods set out in the rules of the Sharesave Scheme. These are, broadly, six weeks following the announcement by the Company of its results for any period or any change in the legislation affecting sharesave schemes and at other times in circumstances considered by the Remuneration Committee to be exceptional.

8.54 Eligible employees wishing to participate in the Sharesave Scheme must agree to enter into a savings contract under which they save a fixed amount each month for a three or five year period. This must currently be between £5 and £250 (or such lower maximum amount as the Board may specify). A tax-free bonus is payable on maturity of the savings contract.

8.55 Applications to participate in the Sharesave Scheme must be received within a specified period. If applications are received for more shares than are available at the time, applications will be scaled down. The Board may determine that applications to save more than a specified amount per month are scaled down first.

8.56 Generally, options must be granted to employees within 30 days of the day by reference to which the option price is determined. No payment is required for the grant of an option. Options must generally be granted at an option price of not less than 80 per cent of the middle market quotation of the Company's Ordinary Shares on the day immediately before invitations are sent out to eligible employees (or the average quotation over the preceding three days, if the Board determines).

8.57 Options can be granted over unissued or existing shares by the trustees of a trust.

8.58 No option may be granted later than 11 July 2011.

8.59 No more than 10 per cent of the Company's issued Ordinary Share capital from time to time may be allocated for issue on the exercise of options granted over a ten year period under the Sharesave Scheme or any other share option schemes or issued in that period under any employee share scheme.

8.60 Generally, options can only be exercised within the period of six months following completion of the savings contract. Options can only be exercised by applying the proceeds of the savings contract (together with any tax-free bonus).

8.61 Options normally lapse on cessation of employment.

8.62 However, exercise is permitted for a limited period following death, cessation of employment by reason of ill-health, injury, disability, redundancy, normal retirement or because the company or business for which the optionholder works is sold out of the Group, or where the optionholder ceases employment with the Group more than three years after the grant of an option by reason of pregnancy or early retirement.

8.63 In the event of an amalgamation, take-over, reconstruction or winding-up of the Company or on the option holder reaching age 60 but not leaving employment, options will become exercisable (within specified periods).

8.64 Shares allotted under the Sharesave Scheme will rank equally with all other shares of the same class for the time being in issue (except for rights arising by reference to a record date prior to their allotment).

8.65 In the event of any increase or variation of share capital of the Company by way of a capitalisation or rights issue, or subdivision, consolidation or reduction, or any other variation in respect of which the Inland Revenue may allow an adjustment, appropriate adjustments may be made to the total number of shares subject to options and the price payable on the exercise of options. Any such adjustment will require prior approval by the Inland Revenue.

8.66 In the event of a take-over of the Company an option holder may, in certain circumstances, exchange any option which has not lapsed for a new option relating to shares in a different company (whether the acquiring company or some other company permitted by the rules).

8.67 The Board may extend the Sharesave Scheme to countries outside the UK. To do this, the Board may need either to vary the Sharesave Scheme by adding schedules or establish other schemes based on the Sharesave Scheme which will take account of local tax, exchange control or securities laws in the relevant jurisdictions.

8.68 The Sharesave Scheme may at any time be altered by the Board in any respect, provided that the prior approval of shareholders in general meeting is obtained for alterations or additions to the advantage of participants to the rules governing eligibility, overall and individual limits on participation and terms of exercise and adjustment of options, except for minor amendments to benefit the administration of the Sharesave Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or group companies. No alteration shall be made at a time when the Sharesave Scheme is approved by the Inland Revenue, without the prior approval of the Inland Revenue.

The Man Group plc United States Employee Stock Purchase Plan (the "US Plan")

8.69 The US Plan may be administered by the Board or a committee appointed by the Board ("the Administrator").

8.70 The aggregate number of shares that may be made available for purchase under the US Plan is 10,000,000 (although this may be subject to adjustment on a variation of share capital—see below). Furthermore, the aggregate sales price of shares subject to options granted during any 12 month period may not exceed $5 million, less the aggregate sales price of any other securities sold during that period in reliance upon the Rule 701 exemption under the US Securities Act of 1933. The limits under the California Corporations Code shall also apply.

8.71 In no event may the number of shares sold under the US Plan in any 10 year period exceed 10 per cent of the Company's issued share capital reduced by the number of shares purchased under any other employee share scheme adopted by the Company, to the extent required under the Sharesave Scheme.

8.72 Employees of selected US subsidiaries of the Company are eligible to participate in the US Plan, subject to any further eligibility requirements which may be set by the Administrator.

8.73 Options may be granted under the US Plan on the first day on which the London Stock Exchange is open for trading ("Trading Day") on or after June 1 each year (unless otherwise determined by the Administrator). Each option shall terminate on the last Trading Day of a period specified by the Administrator (the "option period"). Each option period shall normally last for 24 months (unless otherwise determined by the Administrator (provided that no option period shall last longer than 27 months)).

8.74 Each option represents a right to purchase shares at the purchase price on the last Trading Day of the option period or on one or more trading days in the option period designated by the Administrator (the purchase date(s)). Options are not transferable (save in the event of death).

8.75 The purchase price of each share subject to an option shall be determined by the Administrator before the beginning of the option period but shall not be less than the lesser of 85 per cent of the fair market value of the shares on the first Trading Day of the option period and the purchase date of the shares. Fair market value of a share on any Trading Day means the middle market quotation in US dollars of the shares (as derived from the Daily Official List of the London Stock Exchange) on that day.

8.76 Options may not be granted to an employee if such grant would result in that employee owning 5 per cent or more of the total combined voting power or value of the stock of the Company or any subsidiary (for this purpose, the stock subject to the options will be treated as stock owned by the employee).

8.77 No employee may be granted an option which would permit his rights to purchase shares under the US Plan and all other stock purchase plans of the Group intended to qualify under Section 423(b) of the Internal Revenue Code of 1986 to accrue at a rate which exceeds $25,000 of fair market value (as determined at the grant date of such options) for each calendar year.

8.78 The Administrator may permit employees to authorise payroll deductions on each payday during the option period to facilitate the payment of the purchase price of the options. Accounts will be maintained for all employees who authorise payroll deductions. The minimum saving is $20 per month. The maximum saving is $375 per month.

8.79 Prior to the purchase date, each employee may elect to exercise some or all of the options on the purchase date (using funds from the employee's account or such other method as the Administrator may determine) or to take some or all of the funds credited to his account as cash or to leave the funds in his account. Any funds in an employee's account not used to purchase shares may be carried forward to the next purchase date. Any options not exercised on or before the last purchase date of an option period shall automatically lapse.

8.80 If an employee ceases employment prior to the purchase date for any reason other than death, any outstanding options will terminate and the balance of the employee's account will be paid to him.

8.81 In the event of the death of an employee, his personal representatives may elect to receive all monies credited to his account or to exercise his options on the next purchase date (provided that such purchase date is within 12 months of the employee's death).

8.82 Subject to paragraph 8.83 below, in the event of a merger, consolidation or re-organisation of the Company with one or more other corporations in which the Company is the surviving corporation, all outstanding options shall pertain to and apply to the shares to which a holder of the number of shares subject to the options would have been entitled immediately following such event, with a corresponding proportionate adjustment of the purchase price.

8.83 In the event of a merger, consolidation or re-organisation of the Company with one or more other corporations in which the Company is not the surviving corporation, or upon the dissolution or liquidation of the Company, or upon a sale of all or substantially all of the assets of the Company or upon any transaction approved by the Board that results in any person or entity owning more than 50 per cent of the combined voting power of all classes of stock of the Company, the US Plan and all outstanding options shall terminate except to the extent that provision is made (in connection with the transaction) for the assumption of the options or for the rollover of the options into options over shares in the successor company (or its parent or subsidiary). In the event of the termination of the US Plan, employees may elect either to receive the monies in their account or to exercise their options on the last Trading Day prior to the termination.

8.84 In the event of an increase or variation of share capital as described in the US Plan, the Company may make appropriate adjustments to the number and kind of shares which may be purchased under the US Plan. The number and kind of shares for which the options are outstanding may also be adjusted.

8.85 The Board may amend the US Plan at any time (but only with the prior approval of shareholders if such prior approval is required under Section 423 of the Internal Revenue Code of 1986).

8.86 The US Plan shall terminate ten years from the effective date (being 7 January 2002).

9. Information on Directors

9.1 In addition to their directorships of the Company (in the case of the Directors), the Directors hold or have held the following disclosable directorships, and are or were members of the following partnerships, over or within the past five years, as follows:

Name	Current directorships/Partnerships	Previous directorships/Partnerships
Harvey McGrath	E D & F Man Holdings Limited Metropolitan Venture Partners Limited New Philanthropy Capital East London Business Alliance EximWare Inc.	None
Stanley Fink	MacMillan House Limited	Crosby MTM Limited Tras Research Pte Limited Kensington Group plc Mint Investment Management Company L.L.C.
Peter Clarke	None	None
Kevin Davis	Blue Danube Fund SICAV	None
Alison Carnwath	Arcadia Group plc Glas Cymru Cyfyngedig Isis Capital plc Nationwide Building Society QA Group plc Routiers plc The Vitec Group plc	Sears Group plc Phoenix Securities Limited National Power plc
Dugald Eadie	None	UK Society of Investment Professionals Henderson Fund Management plc Henderson Global Investors (Holdings) plc
Glen Moreno	Fidelity Funds S.A. Fidelity International Limited Liechtenstein Global Trust (Trustee) Prince of Liechtenstein Foundation (Trustee)	Neala Communications, Inc. The Indonesian Capital Fund Limited The Ditchley Foundation Limited The India Growth Fund, Inc. Rea Bros. Group plc Bank In Liechtenstein
Stephen Nesbitt	None	None

9.2 Brief biographical details of the Directors are set out below:

Harvey Andrew McGrath (50) *Non-executive Chairman,* joined Man in 1980 from Chase Manhattan Bank. He was appointed to the Board in 1986, became Chief Executive in 1990 and was appointed as Chairman in March 2000.

Stanley Fink (44) *Chief Executive,* a chartered accountant, joined Man in 1987 as a Director with specific responsibility for mergers, acquisitions and treasury, becoming Group Finance Director in 1992. He was appointed Managing Director of Man Investment Products in 1996 and then Chairman in 2002. He became Chief Executive in March 2000.

Peter Lawrence Clarke (42) *Finance Director and Company Secretary,* a solicitor, joined Man in 1993 from the investment banking industry, having worked at Morgan Grenfell and Citicorp. He became head of Corporate Finance & Corporate Affairs and Company Secretary in 1996. He was appointed to the Board in 1997 and became Finance Director in May 2000.

Kevin Roger Davis (41) *Executive Director,* joined Man's Brokerage division in 1991 where he became Managing Director in 1997 and Chief Executive in March 2000. He was appointed to the Board in April 2000.

Alison Jane Carnwath (49) *Independent non-executive Director*, was appointed a non-executive Director in January 2001. She is currently Chairman of The Vitec Group plc and non-executive director of a number of other UK listed companies. Prior to that she spent 20 years working in investment banking, recently as a managing director of Donaldson, Lufkin & Jenrette in New York.

Stephen James Nesbitt (53) *Non-executive Director*, joined Man in 1987 as a Director. He became Chairman of Man Investment Products and Man Financial in 1989 and became a non-executive Director in 1997. Before joining Man he was a partner at Simmons & Simmons.

Glen Richard Moreno (58) *Senior independent non-executive Director*, was appointed a non-executive Director in 1994. He is a director and former Chief Executive of Fidelity International, a trustee of The Prince of Liechtenstein Foundation and a trustee of Liechtenstein Global Trust. Previously he was a group executive and policy committee member of Citicorp and Citibank.

Dugald McMillan Eadie (57) *Independent non-executive Director*, was appointed in January 2002. He has held a number of senior executive positions in the fund management industry, most recently as Group Managing Director of Henderson plc until its acquisition by AMP in 1998, retiring from Henderson plc in 1999. He was joint Chairman of the Society of Investment Professionals from 1999 to 2001 and was presented with an honorary fellowship by the Faculty of Actuaries in 2001.

9.3 At the date of this document, none of the Directors has any unspent convictions in relation to indictable offences.

9.4 At the date of this document, none of the Directors has been declared bankrupt or entered into an individual voluntary arrangement.

9.5 At the date of this document, none of the Directors was a director with an executive function of any company at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration or company voluntary arrangements of that company or any composition or arrangement with its creditors generally or any class of its creditors.

9.6 At the date of this document, none of the Directors was a partner in a partnership at the time of or within the 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership.

9.7 At the date of this document, none of the Directors has had his assets the subject of any receivership or was a partner in a partnership at the time of or within the 12 months preceding any assets thereof being the subject of a receivership.

9.8 At the date of this document, none of the Directors has been the subject of any public criticisms by any statutory or regulatory authority (including any designated professional bodies) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

10. Directors' Service Agreements and Terms of Appointment

10.1 Executive Directors

Name	Details	Current Annual Salary
Peter Clarke	Service Agreement dated 1 April 1997 to terminate by 12 months written notice by either party or at the end of the month during which he has attained the age of sixty. Peter Clarke is a member of the Man Group Pension Fund and he is entitled to the use of a company car, private health insurance, life insurance and membership of certain Share Option Schemes.	£250,000
Kevin Davis	Service Agreement dated 1 April 2000 to terminate by 12 months written notice by either party or at the end of the month during which he has attained the age of sixty. Kevin Davis is entitled to the use of a company car, private health insurance, life insurance and membership of certain Share Option Schemes. The Company contributes to a private pension plan nominated by the Director.	£250,000
Stanley Fink	Service Agreement dated 24 March 2000 to terminate by 12 months written notice or at the end of the month during which he has attained the age of sixty. Stanley Fink is entitled to the use of a company car, private health insurance, life assurance and membership of certain Share Option Schemes. The Company contributes to a private pension plan nominated by the Director.	£350,000

10.2 **Non Executive Directors**

Name	Term of Notice	Current Annual Fee
Alison Carnwath	Appointment by a letter of appointment on 10 July 2001 for a period expiring no later than the 2004 annual general meeting of the Company.	£50,000
Dugald Eadie	Appointment by letter of appointment on 29 January 2002 for an initial period until the 2002 annual general meeting of the Company with a three year potential extension.	£50,000
Harvey McGrath	Appointment by a letter of appointment on 10 July 2001 for a period expiring no later than the 2004 annual general meeting of the Company.	£260,000
Glen Moreno	Appointment by a letter of appointment on 10 July 2001 for a period expiring no later than the 2004 annual general meeting of the Company.	£50,000
Stephen Nesbitt	Appointment by letter of appointment on 29 August 2000 for a period expiring no later than the 2002 annual general meeting of the Company.	£50,000

10.3 Copies of the executive Directors' service agreements and the letters of appointment of the non-executive Directors will be available for inspection at the address specified in paragraph 18 below.

10.4 Save as set out in this paragraph, there are no existing or proposed service agreements between any Director and any member of the Group other than agreements expiring or terminable without payment of compensation (other than with statutory compensation) within one year.

10.5 The total remuneration payable to the Directors will not be varied within the current financial year of the Company as a consequence of the Placing.

10.6 In addition to base salary, all executive Directors are eligible for an annual performance-related cash bonus, which is non-pensionable. Bonuses are discretionary and linked to the achievement of agreed strategic objectives and, where appropriate, to the performance of the Group or the particular business with which the individual is involved. The bonus of each Executive Director is determined by the Remuneration Committee against these measures. Bonuses available across the Group for distribution to eligible employees are determined by reference to the pre-tax profit of each business unit after making certain adjustments, including a charge for the capital allocated by the Group to the operation of that business.

10.7 The aggregate remuneration paid and benefits in kind (including health, medical and dental insurance, disability insurance, accommodation allowance, pension contributions and company car allowance) granted to the Directors during the year ended 31 March 2002 was £10.1 million. The aggregate amount payable to the Directors under the arrangements in force at the date of this document (including salary, company car allowance, accommodation allowance, health, medical and dental insurance, disability insurance, pension contributions deferred purchase arrangements, 1998 LTIP awards and matching awards to be transferred June 2002 at value of £9.85 per Ordinary Share) is estimated to amount to £4.9 million for the current financial year.

	Salary and fees £000	Benefits £000	Annual bonus £000	Gains on exercise of Share options £000	2002 Total £000
Executive Directors					
Peter Clarke	262	67	1,400	2,577	4,306
Kevin Davis	252	191	1,700	—	2,143
Stanley Fink	350	154	2,750	—	3,254
Non-executive directors					
Harvey McGrath	272	1	—	—	273
Alison Carnwath	50	—	—	—	50
Glen Moreno	50	—	—	—	50
Stephen Nesbitt	50	—	—	—	50
Dugald Eadie	9	—	—	—	9

11. Taxation

11.1 The following statements are intended only as a general guide to current United Kingdom tax legislation and to what is understood to be the current practice of the United Kingdom Inland Revenue (the "**Inland Revenue**") and may not apply to certain shareholders, such as dealers in securities. They relate only to

persons who are the absolute beneficial owners of Ordinary Shares, are resident or (if individuals) ordinarily resident in the United Kingdom for tax purposes (except where stated otherwise) and who hold Ordinary Shares as investments and not as trading stock. Any person who is in any doubt as to his tax position or who is resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom is strongly recommended to consult his professional advisers immediately.

11.2 The tax treatment in relation to dividends paid by the Company should be as follows:

(i) The Company is not required to withhold tax at source from dividend payments which it makes;

(ii) A shareholder who is an individual resident for tax purposes in the United Kingdom should generally be entitled to a tax credit in respect of any dividend received from the Company. The tax credit will be equal to one-ninth of the amount of the dividend (or 10 per cent of the combined amount of the dividend and the tax credit) and will be available to offset such shareholder's liability (if any) to income tax on the dividend as described in the following paragraphs;

(iii) A shareholder who is liable to tax at a rate less than the higher rate will be liable to tax on the combined amount of the dividend and the tax credit at the rate of 10 per cent. This means that the tax credit will be treated as fully satisfying such shareholder's income tax liability in respect of the dividend to the extent that the dividend and the tax credit combined when treated as the top slice of income falls below the threshold for higher rate income tax;

(iv) A shareholder liable to income tax at the higher rate will be liable to tax on the combined amount of the dividend and tax credit at the rate of 32.5 per cent. After taking into account the 10 per cent tax credit, such an individual will be liable to pay additional income tax at the rate of 22.5 per cent of the combined amount of the dividend and tax credit (which is equal to 25 per cent of the amount of the dividend) to the extent that the dividend and the tax credit combined when treated as the top slice of income falls above the threshold for higher rate income tax;

(v) With limited exceptions (relating to shares held in individual savings accounts or personal equity plans prior to 6 April 2004) an individual shareholder resident in the United Kingdom will not be entitled to claim repayment of any tax credit from the Inland Revenue to the extent the relevent dividend is not taxable in the hands of that shareholder (for example, because he is not a tax payer);

(vi) A corporate shareholder resident for tax purposes in the United Kingdom will not normally be liable to corporation tax on any dividend received from the Company but cannot reclaim from the Inland Revenue tax credits attaching to such dividends;

(vii) Tax exempt pension funds cannot reclaim from the Inland Revenue tax credits attaching to dividend payments on United Kingdom equities; and

(viii) Whether shareholders who are resident for tax purposes in countries other than the United Kingdom are entitled to obtain a tax credit in respect of dividends received from the Company depends in general upon the provisions of any double taxation convention which exists between such countries and the United Kingdom. A shareholder resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. Individual shareholders who are resident for tax purposes in countries other than the United Kingdom should consult their own tax advisers concerning their tax liabilities on dividends received.

11.3 The Company has been advised in relation to stamp duty and stamp duty reserve tax as follows:

(i) the issue of Ordinary Shares will not give rise to a liability to stamp duty or stamp duty reserve tax; and

(ii) any subsequent conveyance or transfer on sale of Ordinary Shares will usually be subject to stamp duty on the instrument of transfer, generally at the rate of 0.5 per cent of the amount or value of the consideration. A charge to stamp duty reserve tax at the rate of 0.5 per cent of the amount or value of the consideration will arise in relation to an unconditional agreement to transfer Ordinary Shares. However, where within 6 years of the date of such unconditional agreement (or, if the agreement is conditional, the date on which the condition is satisfied), an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, any liability to stamp duty reserve tax will be cancelled or repaid. A transfer of Ordinary Shares effected on a paperless basis through CREST will generally be subject to stamp duty reserve tax at the rate of 0.5 per cent of the amount or value of the consideration. CREST is obliged to collect stamp duty reserve tax on relevant transactions settled within the CREST system. Deposits of shares into CREST will not generally be subject to stamp duty reserve tax unless the transfer itself is for consideration.

11.4 The above statements are intended as a general guide to the current position. Certain categories of person are not liable to stamp duty or stamp duty reserve tax, and others may be liable at a higher rate or may, although not primarily liable for the tax, be required to notify an account under the Stamp Duty Reserve Tax Regulations 1986.

11.5 United Kingdom shareholders may, depending on their circumstances, be liable to United Kingdom taxation on chargeable gains in respect of gains arising from a sale or other disposal of shares in the Company.

11.6 Any person who is in any doubt as to his tax position or requires more detailed information than the general outline above or who is subject to tax in a jurisdiction other than the United Kingdom should consult his professional advisers immediately.

12. Working capital

The Directors are of the opinion that, having regard to the bank and other facilities available to the Group, the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of publication of this document.

13. Significant Change

There has been no significant change in the financial or trading position of the Group since 31 March 2002, being the date to which the last audited financial statements of the Group were published.

14. Material Contracts

14.1 The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Company or its subsidiaries within the two years prior to the date of this document and are or may be material or have been entered into at any time by any member of the Group and contain provisions under which any member of the Group has an obligation or an entitlement which is or may be material to the Group:

E D & F Man Holdings Ltd Loan Notes

14.2 On 24 March 2000, E D & F Man Holdings Limited ("Holdings"), a company owned by a management buyout group, acquired Man's Agricultural Products business. In order to facilitate the financing of Holdings, Man subscribed for $100 million Floating Rate Unsecured Subordinated Loan Notes 2010 issued by Holdings.

14.3 Interest is payable annually by Holdings to Man on the loan notes at a rate of 2 per cent above 12 month LIBOR. Subject to the terms of the Deed of Subordination entered into between Holdings, Man and The Law Debenture Trust Corporation (as trustee for the lenders of senior debt to Holdings), Holdings are obliged to redeem a portion of the loan notes each year, although Holdings may elect to take a redemption holiday in any 3 years. The loan notes are to be redeemed in full by 2010. In addition, accelerated redemption provisions apply in the event that Holdings disposes of fixed assets or businesses with a book value greater than $100,000.

14.4 As the holder of the loan notes, Man has the right to appoint a nominee to the board of directors of Holdings and to veto substantial acquisitions by Holdings.

14.5 Man has the right to transfer or sell the loan notes but must first offer such loan notes to Holdings and the ordinary shareholders of Holdings in that order.

14.6 On 20th February 2002, pursuant to a Loan Note Transfer and Redemption Deed, Holdings extinguished $45 million of the loan notes and the total of loan notes subscribed to by Man is currently $55 million.

Glenwood Acquisition Agreement

14.7 On 4 October 2000, Man-Glenwood Inc. acquired Glenwood Capital Investments, L.L.C. and Glenwood Global Management, L.L.C. from Glenwood Holdings, L.L.C. and its selling members, Frank C. Meyer, Ross S. Laser, Christopher P. Brown, David J. Gordon and Alicia B. Derrah, for £74.3 million ($110 million) in cash. The selling members were also offered (and accepted) service contracts with Man and, in accordance with the acquisition agreement, no more than 5 per cent of the purchase price was allocated through these service contracts. Under the agreement the Glenwood name would thereafter be used only by the purchased

companies and Glenwood Holdings, L.L.C. changed its name. Under the purchase agreement, the selling members agreed to hold limited partnership interests in the Glenwood Funds (of which Glenwood Capital Investments, L.L.C. is the general partner) aggregating not less than $5 million for at least three years after the transaction completed (unless the Fund suffers negative performance such that the amount invested falls below $5 million). Under the acquisition agreement, Monarch-Glenwood Inc. received normal warranties which expired on 1 April 2002, other than in respect of tax warranties which expire on the 60th day after the expiry of the relevant statute of limitations.

Cash Placing Agreement

14.8 On 17 January 2001, Man and Credit Suisse First Boston (Europe) Limited ("CSFB") entered into a cash placing agreement in relation to Ordinary Shares whereby Man issued for cash 11,194,030 Ordinary Shares representing approximately 4.38 per cent of the issued share capital of Man and CSFB used its reasonable endeavours to procure persons to acquire those shares. CSFB was paid a commission of 0.75 per cent of the placing price per placing share multiplied by the number of placing shares placed with such placees and, for those shares placed with persons who were not already shareholders of Man, a commission of 2.00 per cent of the placing price per placing share multiplied by the number of placing shares placed with such placees subject to a cap of 1.25 per cent of the placing price multiplied by the total number of placing shares placed by the bank pursuant to the agreement (plus VAT). Man also paid all other costs and expenses and agreed to indemnify CSFB for the performance of its obligations under the agreement and any breach of certain warranties given by Man to CSFB which included warranties relating to (i) capacity, authority and incorporation, (ii) compliance of the Company's half year results to 30 September 2000 with generally accepted accounting principles in the United Kingdom, (iii) the absence of any material adverse change to the financial or trading position of the Company since 31 March 2000, (iv) the accuracy of any press releases relating to the cash placing and (v) the inclusion of all relevant material information.

Acquisition Agreement and Associated Agreements

14.9 Under the Acquisition Agreement, Man agreed to acquire the share capital of RMF from the Vendors. The Acquisition Agreement is governed by Swiss law and disputes under the Acquisition Agreement are subject to ICC arbitration. The Acquisition Agreement is expected to complete on 30 May 2002:

14.10 Completion of the Acquisition Agreement is conditional, *inter alia*, upon:

(i) Admission;

(ii) the Placing Agreement not having been terminated;

(iii) Swiss Federal Banking Commission's authorisation concerning the securities dealer licence of RMF; and

(iv) Swiss anti-trust authority's approval.

14.11 The consideration for the shares in RMF is (a) the payment of cash of $250 million to the Vendors, (b) the allotment and issue of 23,321,216 new Ordinary Shares to certain of the Vendors and (c) the issue of 20,096,019 new Ordinary Shares to persons (other than the Vendors) to be placed to produce net cash proceeds amounting to $260 million to be paid to the Vendors making an approximate aggregate consideration value of $833 million based on the closing price for the Company's shares on 22 May 2002 (being the latest practicable date prior to the date of this document).

14.12 If, for any reason, the acquisition of certain minority interests representing up to 18 per cent of the issued share capital of RMF is not able to be completed, the acquisition will proceed without the minorities and the Company will retain the related proceeds of the Placing for general corporate purposes.

14.13 The principal Vendors have given normal warranties relating to the business of Regent (including warranties relating to (i) Regent's capacity and authority, (ii) details of Regent's share capital and subsidiary undertakings, (iii) accounts showing a true and fair view, (iv) changes since 31 December 2001, ownership of assets and intellectual property, (v) trading and contractual arrangements, (vi) employees, (vii) pension and (viii) litigation. The principal Vendors have also indemnified the Company against certain tax liabilities of the Regent group. The Company may bring a claim provided each amount claimed exceeds $500,000 and provided that the aggregate of all such claims exceeds $20 million in which event the Company may recover the total amount of all such claims up to a maximum of $500 million. Any claims must be made by 30 June 2004 in respect of the non tax warranties and within 3 months of the expiry of the relevant statutory limitation period applicable for the relevant tax in respect of the tax warranties. The Acquisition Agreement also contains restrictions on the conduct of the business of RMF and its subsidiary undertakings between the signing of the Acquisition Agreement and its completion.

14.13 Rainer-Marc Frey and Adrian Gut will give undertakings under the Acquisition Agreement as to non-competition with RMF and non-solicitation of employees of RMF. All Vendors will be subject to confidentiality undertakings.

14.14 On completion of the Acquisition Agreement, Rainer-Marc Frey and Adrian Gut will each enter into new service contracts with RMF for period of at least three years with a one year notice period thereafter and shall be entitled to a salary of CHF 400,000 per annum and CHF 350,000 respectively. The Company will contribute to a nominated private pension plan. Both are entitled to the use of a company car, private health insurance and life insurance.

14.15 On completion of the Acquisition Agreement, the Vendors will enter into lock-up agreements with Man and Merrill Lynch under which they undertake not to dispose of shares in Man issued to them pursuant to the Acquisition Agreement for a period of three years following Admission. On each of the first and second anniversary of completion of the Acquisition Agreement they shall be entitled to dispose of up to one third of their original shareholding. Sales are also permitted in certain other circumstances with the consent of Merrill Lynch and/or the Company.

14.16 On completion of the Acquisition Agreement, certain of the Vendors will provide undertakings as to funds under management whereby they undertake not to withdraw funds under the management or control of RMF except in specified circumstances.

Placing Agreement

14.17 On 23 May 2002, Merrill Lynch and the Company entered into the Placing Agreement relating to the Placing pursuant to which:

(i) Merrill Lynch shall use its reasonable endeavours to procure subscribers for or, failing which, Merrill Lynch will subscribe for, the Placing Shares, in each case at the Issue Price;

(ii) the obligations of Merrill Lynch under the Placing Agreement are subject, *inter alia*, to the Acquisition Agreement becoming unconditional (save for the satisfaction of consideration due to the Vendors) and Admission occurring on or before 30 May 2002 (or such later date as may be agreed, but in any event no later than 5 June 2002);

(iii) for the services provided by Merrill Lynch, the Company will pay commission of approximately £2.7 million and will pay Merrill Lynch's legal and out of pocket expenses reasonably incurred in connection with the Placing, together, in each case, with any applicable VAT thereon; and

(iv) the Company has given certain warranties (including warranties relating to (i) the accuracy of the information in this document (ii) the adequacy of the Company's working capital (iii) incorporation and capacity and (iv) litigation) and has given certain indemnities, to Merrill Lynch.

14.18 The Placing Agreement may be terminated at any time prior to Admission in certain circumstances including if there has been any outbreak or escalation of hostilities or any crisis in national or international political, financial conditions, or currency exchange rates, or any change in financial or economic conditions which makes it, in the opinion of Merrill Lynch, impracticable or inadvisable to market the Placing Shares or to enforce contracts for the sale of the Placing Shares or if trading on the London Stock Exchange, the New York Stock Exchange or the NASDAQ National Market has been suspended or materially limited.

15. Litigation

Neither the Company nor any of its subsidiaries is involved in any legal or arbitration proceedings which may have or have had during the 12 months preceding the date of this document a significant effect on the Group's financial position nor is the Company aware that any such proceedings are pending or threatened.

16. Properties

Man has the following principal establishments:

Location and use	Tenure	Approximate Area
UK London Office Sugar Quay, Lower Thames Street, London EC3R 6DU	Leasehold	76,660 square feet
Man Financial Inc. One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605 , USA	Leasehold	38,846 square feet
Swiss Office Bahnhofstrasse 15, CH-8808 Pfäffikon SZ. Switzerland	Leasehold	2,195 square metres
Man Financial Inc./US Corporate Two World Financial Center, New York, NY 10281-2700	Leasehold	40,930 square feet

17. Miscellaneous

17.1 It is estimated that the total expenses payable by the Company in connection with the Acquisition and the Placing will amount to approximately £4.2 million (excluding VAT).

17.2 The Company's registrar and receiving agent is Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA.

17.3 The Company's auditors are PricewaterhouseCoopers, Southwark Towers, 32 London Bridge Street, London SE1 9SY. The consolidated accounts of the Group for the three financial years to 31 March 2002 have been audited (each of which received an unqualified audit opinion) and have been or will be delivered to the Registrar of Companies in England and Wales. The financial information contained in this document does not constitute statutory accounts within the meaning of Section 240 of the Act.

17.4 The underwriter of the Placing is Merrill Lynch, Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ.

17.5 The New Ordinary Shares have not been marketed, nor are they available in whole or in part, to the public in conjunction with the application for the New Ordinary Shares to be admitted to the Official List, save under the terms of the Placing.

18. Documents Available for Inspection

Copies of the following documents will be available for inspection at the offices of Clifford Chance LLP, 200 Aldersgate Street, London EC1A 4JJ during usual business hours on any weekday (Saturdays and public holidays excepted) up to and including 6 June 2002:

18.1 the Memorandum and Articles of Association of the Company;

18.2 the consolidated audited Report and Accounts of the Company for the financial year ended 31 March 2001 and the audited financial statements for the period ended 31 March 2002;

18.3 the rules of Share Option Schemes referred to in paragraph 8;

18.4 the Directors' service contracts referred to in paragraph 10 above;

18.5 the material contracts referred to in paragraph 14 above; and

18.6 the Financial Statements for RMF for the years ended 31 December 2000 and 2001.

Dated: 24 May 2002

Printed by RR Donnelley Financial, 77662

Printed by RR Donnelley Financial, 77662